NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Gildan Activewear Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the “Meeting”) of the Corporation will be held at the Foyer Mont-Royal, Centre Mont-Royal, 2200 Mansfield Street, Montréal, Québec, Canada, on Thursday, February 6, 2014 at 10:00 a.m., local time, for the purposes of:

(i)	receiving the consolidated financial statements of the Corporation for the fiscal year ended September 29, 2013, together with the auditors’ report thereon;

(ii)	electing nine directors for the ensuing year;

(iii)

considering and, if deemed advisable, adopting a resolution (the full text of which is reproduced as Schedule “D” to the accompanying management proxy circular) to approve the renewal of the Shareholder Rights Plan adopted by the Board of Directors of the Corporation on December 1, 2010 until the close of business on the date on which the annual meeting of the shareholders of the Corporation is held in 2017, the whole as described in the accompanying management proxy circular;

(iv)

considering and, if deemed advisable, approving an advisory resolution (the full text of which is reproduced as Schedule “E” to the accompanying management proxy circular) on the Corporation’s approach to executive compensation;

(v)	appointing auditors for the ensuing year; and

(vi)	transacting such other business as may properly come before the Meeting.

Dated at Montréal, Québec, Canada, December 12, 2013.

By order of the Board of Directors,

Lindsay Matthews
Vice-President, General Counsel
and Corporate Secretary

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation (Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1) no later than 5:00 p.m. on the second business day preceding the day of the Meeting or any adjournment thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.

Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de Les Vêtements de Sport Gildan Inc.

MANAGEMENT PROXY CIRCULAR

Except as otherwise indicated, the information contained herein is given as of December 12, 2013. Although Gildan Activewear Inc. has adopted the U.S. dollar as its functional and reporting currency with effect from the beginning of its 2004 fiscal year, most compensation amounts have historically been and are still described herein in Canadian dollars. For this reason, among others, all dollar amounts set forth herein are expressed in Canadian dollars and the symbol “$” refers to the Canadian dollar, unless otherwise indicated.

SECTION 1 - VOTING AND PROXIES

1.1              Solicitation of Proxies

This management proxy circular (the “Circular”) is sent in connection with the solicitation by the management of Gildan Activewear Inc. (the “Corporation” or “Gildan”) of proxies to be used at the annual meeting of shareholders of the Corporation to be held on Thursday, February 6, 2014 (the “Meeting”), at the time, place and for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”), and at any adjournment thereof. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, facsimile or other personal contact by officers or other employees of the Corporation. The cost of the solicitation will be borne by the Corporation other than the cost of solicitation of the Objecting Non-Registered Holders (as defined in Section 1.6) ..

1.2              Appointment of Proxy

The persons named as proxyholders in the enclosed form of proxy are directors and officers of the Corporation. Each shareholder has the right to appoint a person other than the persons designated in the enclosed form of proxy to represent such shareholder at the Meeting. In order to appoint such other person, the shareholder should insert such person’s name in the blank space provided on the form of proxy and delete the names printed thereon or complete another proper form of proxy and, in either case, deliver the completed form of proxy to the transfer agent and registrar of the Corporation (Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1), no later than 5:00 p.m. on the second business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used.

1.3              Revocation of Proxy

A shareholder who executes and returns the accompanying form of proxy may revoke the same (a) by instrument in writing executed by the shareholder, or by his or her attorney authorized in writing, and deposited either: (i) at the principal executive offices of the Corporation, to the attention of the Corporate Secretary of the Corporation, Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or (ii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or (b) in any other manner permitted by law. If the shareholder is a corporation, any such instrument of revocation must be executed by a duly authorized officer or attorney thereof.

1.4              Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will, on a show of hands or any ballot that may be called for, vote (or withhold from voting) the shares in respect of which they are appointed as proxies in accordance with the instructions of the shareholders appointing them. If a shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no instructions are given, the shares will be voted FOR the election of the nominees of the board of directors of the Corporation (the “Board of Directors” or the “Board”) as directors, FOR the resolution (as set out in Schedule “D”) on the renewal of the Corporation’s Shareholder Rights Plan until the close of business on the date on which the annual meeting of the shareholders of the Corporation is held in 2017, the whole as described in the Circular, FOR the advisory resolution (as set out in Schedule “E”) on the Corporation’s approach to executive compensation, and FOR the appointment of KPMG LLP as auditors. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Corporation knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement.

1.5              Voting Shares and Principal Holders Thereof

As of December 12, 2013, there were 121,950,603 common shares of the Corporation (the “Common Shares”) issued and outstanding. Each Common Share entitles its holder to one vote with respect to the matters voted at the Meeting.

Holders of Common Shares whose names are registered on the lists of shareholders of the Corporation as at the close of business, Montréal time, on December 12, 2013, being the date fixed by the Corporation for determination of the registered holders of Common Shares who are entitled to receive notice of the Meeting (the “Record Date”), will be entitled to exercise the voting rights attached to the Common Shares in respect of which they are so registered at the Meeting, or any adjournment thereof, if present or represented by proxy thereat. As of December 12, 2013, there was an aggregate of 121,950,603 votes attached to the Common Shares entitled to be voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and officers of the Corporation, the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation, as at December 12, 2013, are the following:

•
Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC, which, together with its affiliates, owns approximately 18.7 million Common Shares, representing approximately 15.4% of the voting rights attached to all Common Shares according to the latest publicly available information; and

•
Caisse de dépôt et placement du Québec, which owns approximately 12.2 million Common Shares, representing approximately 10% of the voting rights attached to all Common Shares according to the latest publicly available information.

1.6              Non-Registered Shareholders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of his or her Common Shares (an “Intermediary”), such as securities dealers or brokers, banks, trust companies and trustees or administrators of self-administered RRSPs, TFSAs, RRIFs, RESPs and similar plans, or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company (such as Broadridge in Canada) for this purpose.

Non-Registered Holders will either:

(a)

Typically be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non- Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)

Less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions that have been given to an Intermediary at any time by written notice to the Intermediary.

Management of the Corporation does not intend to pay for an Intermediary to deliver the Meeting Materials to Non-Registered Holders who have objected to their Intermediary disclosing ownership information about them to the Corporation (“Objecting Non-Registered Holders”). Objecting Non-Registered Holders will not receive the Meeting Materials unless the Objecting Non-Registered Holder’s Intermediary assumes the costs of delivery.

SECTION 2 – BUSINESS OF THE MEETING

2.1              Election of Directors

The articles of the Corporation provide that the Board of Directors shall consist of not less than five and not more than twelve directors. Except where authority to vote on the election of directors is withheld, the persons named in the enclosed form of proxy or voting instruction form intend to vote FOR the election of the nominees whose names are hereinafter set forth. All of the nominees are currently members of the Board of Directors and have been members since the dates indicated below. If prior to the Meeting, any of the nominees shall be unable or, for any reason, become unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy or voting instruction form shall be used to vote for any other person or persons as directors. Each director is elected for a one-year term ending at the next annual meeting of shareholders or when his or her successor is elected, unless he or she resigns or his or her office otherwise becomes vacant. The Board of Directors and management of the Corporation have no reason to believe that any of the said nominees will be unable or will refuse to serve, for any reason, if elected to office.

2.1.1           Nomination Process

The process to nominate the Corporation’s directors, including the Board skills matrix and the evergreen list of potential directors, is described under the heading “Director Selection” in the Statement of Corporate Governance Practices in Schedule “A” to this Circular. The Board has also adopted a formal retirement policy in order to enable it to engage in a thorough succession planning process. Under this policy, directors who reach the age of 72 will not, unless otherwise determined by the Board, in its discretion, be nominated for reelection at the subsequent annual meeting of shareholders.

2.1.2           Nominees

The following charts provide information on the nominees proposed for election to the Board of Directors. Included in these charts is information relating to the directors’ Board Committee memberships, meeting attendance, principal directorships with other organizations, areas of expertise and equity ownership in the Corporation. One of Gildan’s current directors, Richard P. Strubel, will be retiring from the Board having reached the mandatory retirement age pursuant to the Board’s formal retirement policy. Mr. Strubel will therefore not be standing for re-election. In connection with Mr. Strubel’s upcoming retirement, Russ Hagey was appointed to the Board effective November 1, 2013 with the result that the Board has maintained at nine the number of directors to be elected at the Meeting. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually. In addition, the Corporation has adopted a majority voting policy as described in Section 2.1.5 below.

WILLIAM D. ANDERSON

Age 64
Toronto, Ontario, Canada
Director since May 2006
Independent[1]

Areas of Expertise:
- Finance
- Accounting
- Human resources
- International business and markets

William D. Anderson has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992, where from 1998 to 2001, he served as Chief Financial Officer of BCE Inc., Canada's largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures, the strategic investment unit of BCE Inc. and, from 2001 to 2007, he was the Chairman and Chief Executive Officer of Bell Canada International Inc., a subsidiary of BCE Inc. formed to invest in telecommunications operations outside Canada. Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG LLP, where he was a partner for eleven years. Mr. Anderson is also Chairman of the Board of Nordion Inc., formerly known as MDS Inc., a global life sciences company, and serves on the board of directors of TransAlta Corporation, a power generation and energy marketing firm, where he is a member of the Audit and Risk Committee and the Governance and Environment Committee. He also serves on the board of directors of Sun Life Financial Inc., an international financial services organization, where he also is the Chairman of the Audit and Conduct Review Committee as well as a member of the Risk Review Committee. Mr. Anderson was educated at the University of Western Ontario and is a Fellow of the Institute of Chartered Accountants of Ontario and a Fellow of the Institute of Corporate Directors.

Board/Committee Membership	Attendance[2]		Principal Board Memberships
Chairman of the Board of Directors[9]	7/7	100%	- TransAlta Corporation – Power generation and energy marketing firm[8] - Nordion Inc. – Global life sciences company[8] - Sun Life Financial Inc. – International financial services organization[8]

Voting Results

Year	*For*	*Withheld*
2013	98.95%	1.05%
2012	99.64%	0.36%

Securities Held

As at	*Common Shares[3]*	*DSUs[4]*	*Total Common Shares and DSUs*	*Total Market Value of Common Shares and DSUs[5]*	*Minimum Shareholding Requirement[6]*	*Meets Requirement*
Dec. 12, 2013	15,000	15,057	30,057	$1,615,240	US$330,000	Yes
Dec. 13, 2012	15,000	12,003	27,003	$948,615		

Net Change in Equity Ownership[7]

Common Shares	*DSUs*
Nil	3,054

GLENN J. CHAMANDY

Age 52
Montréal, Québec, Canada
Director since May 1984
Not Independent (Management)

Areas of Expertise:
- Apparel and textile
- Manufacturing
- Cotton and yarn
- Sales and marketing

Glenn J. Chamandy is one of the founders of the Corporation and has devoted his entire career to building Gildan into an industry leader. Mr. Chamandy has been involved in various textile and apparel businesses for over thirty years. Prior to being appointed President and Chief Executive Officer in 2004, Mr. Chamandy served as a Co-Chief Executive Officer and Chief Operating Officer of Gildan.

Board/Committee Membership	Attendance[2]		Principal Board Memberships
Board of Directors[10]	7/7	100%	None

Voting Results

Year	*For*	*Withheld*
2013	99.83%	0.17%
2012	99.97%	0.03%

Securities Held

As at	*Common Shares[3]*	*Options Exercisable[11]*	*RSUs[12]*	*Total Market Value of Common Shares, Options Exercisable and RSUs[13]*	*Minimum Shareholding Requirement[6]*	*Meets Requirement*
Dec. 12, 2013	7,083,408[14]	73,924	321,532	$400,036,693	$6,000,000	Yes
Dec. 13, 2012	9,847,627	80,962	301,508	$357,256,281		

Net Change in Equity Ownership[7]

Common Shares	*Options Exercisable*	*RSUs*
(2,764,219)	(7,038)	20,024

RUSSELL GOODMAN

Age 60
Mont Tremblant, Québec, Canada
Director since December 2010
Independent[1]

Areas of Expertise:

- Finance
- Accounting
- Mergers and acquisitions

Russell Goodman is a corporate director. From 1998 to June 2011, Mr. Goodman was a senior partner of PricewaterhouseCoopers LLP, where he served successively as Managing Partner of Project Finance and Privatization for the Americas, Managing Partner of the Montreal office, and Canadian Managing Partner of the Transactions business. Prior to the formation of PricewaterhouseCoopers in 1998, Mr. Goodman served for twenty-one years with Price Waterhouse LLP, including eleven years as a partner. Mr. Goodman is a member of the board of directors and a member of the Audit Committee of Metro Inc., a leader in the food and pharmaceutical sectors in Québec and Ontario. He is Chair of the Audit Committee and a member of the Compensation Committee of Whistler Blackcomb Holdings Inc., North America's largest ski resort. Mr. Goodman is also a member of the board of directors of Forth Ports Limited, which owns and operates major sea and container ports in the United Kingdom. Mr. Goodman is, as well, a member of the Independent Review Committee of Investors Group Mutual Funds. He also serves on a number of not-for-profit boards, including the Pointe-à-Callière Foundation, where he is Chairman of the Board, and Centraide of Greater Montreal, where he is Treasurer and a member of the Executive Committee. He previously served as President of the Canadian Club of Montreal. He is a Fellow of the Order of Chartered Professional Accountants of Quebec and is certified by the Institute of Corporate Directors. Mr. Goodman was educated at McGill University.

Board/Committee Membership	Attendance[2]		Principal Board Memberships
Board of Directors	7/7	100%	- Whistler Blackcomb Holdings Inc. - Ski resort[8]
Chair of the Audit and Finance Committee	4/4	100%	- Metro Inc. - Food and pharmaceutical [8]
Member of the Compensation and Human Resources Committee	4/4	100%	- Forth Ports Limited - Port operator

Voting Results

Year	For	Withheld
2013	99.41%	0.59%
2012	99.97%	0.03%

Securities Held

As at	Common Shares[3]	DSUs[4]	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs[5]	Minimum Shareholding Requirement[6]	Meets Requirement
Dec. 12, 2013	6,000	7,311	13,311	$715,334	US$330,000	Yes
Dec. 13, 2012	6,000	5,067	11,067	$388,773		

Net Change in Equity Ownership[7]

Common Shares	DSUs
Nil	2,244

RUSS HAGEY

Age 52
San Francisco, California, United States
Director since November 2013
Independent[1]

Areas of Expertise:

- Finance
- Retail
- Human Resources
- International business

Russ Hagey is a Senior Partner and the Worldwide Chief Talent Officer of Bain & Company, Inc., one of the world's leading management consulting firms. He joined the firm in 1982 and has worked in its San Francisco, Los Angeles, Zurich, and Amsterdam offices. As Chief Talent Officer, Mr. Hagey oversees Bain's recruiting, professional development, training, and human resources functions for nearly 6,000 global professionals and staff across 50 offices in 32 countries. He also has client leadership responsibilities in the areas of consumer products and health-care services. Mr. Hagey holds a Master of Business Administration from the Stanford Graduate School of Business and earned his Bachelor of Arts in economics from the University of California at Los Angeles. He also serves on a number of community and not-for-profit boards.

Board/Committee Membership	Attendance[2]	Principal Board Memberships
Board of Directors Member of the Audit and Finance Committee Member of the Compensation and Human Resources Committee	N/A[10]	None

Voting Results

Year	For	Withheld
	N/A[10]	

Securities Held

As at	Common Shares[3]	DSUs[4]	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs[5]	Minimum Shareholding Requirement[6]	Meets Requirement
Dec. 12, 2013	Nil	Nil	Nil	$0	US$330,000	No[15]

Net Change in Equity Ownership[7]

Common Shares	DSUs
Nil	Nil

GEORGE HELLER

Age 65
Toronto, Ontario, Canada
Director since December 2009
Independent[1]

Areas of Expertise:

- Retail
- Sales and marketing
- Manufacturing and product development
- Human resources

George Heller has had a career as a business leader in the retail sector that spans over forty years. From 1999 to 2006, Mr. Heller served as President and Chief Executive Officer of the Hudson's Bay Company, Canada's largest diversified general merchandise retailer, operating more than 600 retail outlets in Canada under four banners: the Bay, Zellers, Home Outfitters and Fields. Prior to that, Mr. Heller was President and Chief Executive Officer of Zellers, the mass merchandise retailer of the Hudson's Bay Company and a leading Canadian mass merchandise department store. Mr. Heller has also held a number of other key positions in the retail industry, including as President and Chief Executive Officer of Kmart Canada, discount department stores, President, North America & Europe of Bata Industries Ltd., an international footwear manufacturer, and Executive Vice-President of Woodwards Department Stores, a department store chain. Mr. Heller also served as President and Chief Executive Officer of the Victoria Commonwealth Games and was the President and a member of the board of directors of the Commonwealth Games of Canada Foundation, a fundraising organization for amateur athletes. Mr. Heller also serves on the board of the Asia Pacific Foundation of Canada, a not-for-profit think-tank on Canada's relations with Asia, where he is Chair of the Investment Committee. Mr. Heller has acted since 2008 as Honorary Consul General of Thailand and as Honorary Trade Advisor to the Government of Thailand since 2000. Mr. Heller has received Honorary Doctorates from Ryerson University and the University of Victoria.

Board/Committee Membership	**Attendance[2]**		**Principal Board Memberships**
Board of Directors	7/7	100%	- Asia Pacific Foundation of Canada – Think-tank on Canada-Asia relations
Member of the Corporate Governance and Social Responsibility Committee[17]	4/4	100%	
Member of the Compensation and Human Resources Committee	4/4	100%	

Voting Results

Year	*For*	*Withheld*
2013	99.75%	0.25%
2012	99.67%	0.33%

Securities Held

As at	*Common Shares[3]*	*DSUs[4]*	*Total Common Shares and DSUs*	*Total Market Value of Common Shares and DSUs[5]*	*Minimum Shareholding Requirement[6]*	*Meets Requirement*
Dec. 12, 2013	6,000	17,717	23,717	$1,274,573	US$330,000	Yes
Dec. 13, 2012	4,000	13,716	17,716	$622,370		

Net Change in Equity Ownership[7]

Common Shares	*DSUs*
2,000	4,001

SHEILA O'BRIEN

Age 66
Calgary, Alberta, Canada
Director since June 2005
Independent[1]

Areas of Expertise:

- Human resources
- Public and government affairs

Sheila O'Brien is a business advisor, corporate director and President of Belvedere 1 Investments Ltd. She has over thirty years' experience in the oil and gas, pipeline and petrochemical sectors in Canada, the United States and Europe. She has held executive positions in the areas of human resources, investor relations, public affairs and government relations with Amoco International, Petro-Canada and Nova Corporation. She created and implemented an innovative workforce restructuring program based on the dignity of the employee, which was designated a Worldwide Best Practice by Watson Wyatt International Consultancy. In addition, she has been active in the not-for-profit sector, having served on over 25 boards of directors, dealing primarily with human rights, women's rights and giving voice to marginalized members of society, and is the founder of several enduring community events celebrating the accomplishments of women. She was invested in the Order of Canada in 1998 and was awarded the Diamond Jubilee Medal in 2012 for community service. She has served on the boards of directors of TransForce Income Fund, Canada's largest trucking enterprise, publicly-traded and headquartered in Montreal, Skye Resources, a Vancouver-based, publicly-traded nickel mining company with assets in Guatemala, CFM Majestic, a Mississauga-based publicly-traded fireplace manufacturing company, and Advantage Oil & Gas Ltd., an Alberta-based publicly-traded oil and natural gas company. She currently serves on the board of directors of Alberta Energy Regulator, a regulatory body with a mandate to provide for the environmentally responsible development of Alberta's energy resources. Ms. O'Brien is a graduate of the MTC program at the University of Western Ontario, and completed a one-year sabbatical on creativity and innovation at various U.S. schools in 1990.

Board/Committee Membership	**Attendance[2]**		**Principal Board Memberships**
Board of Directors	7/7	100%	- Alberta Energy Regulator - Energy resources
Chair of the Compensation and Human Resources Committee[16]	4/4	100%	- MaRS - Biotechnology accelerator
Member of the Audit and Finance Committee[16]	2/2	100%	

Voting Results

Year	*For*	*Withheld*
2013	99.62%	0.38%
2012	99.51%	0.49%

Securities Held

As at	*Common Shares[3]*	*DSUs[4]*	*Total Common Shares and DSUs*	*Total Market Value of Common Shares and DSUs[5]*	*Minimum Shareholding Requirement[6]*	*Meets Requirement*
Dec. 12, 2013	10,000	25,264	35,264	$1,895,089	US$330,000	Yes
Dec. 13, 2012	10,000	21,469	31,469	$1,105,513		

Net Change in Equity Ownership[7]

Common Shares	*DSUs*
Nil	3,795

PIERRE ROBITAILLE

Age 70
St-Lambert, Québec, Canada
Director since February 2003
Independent[1]

Areas of Expertise:

- Finance
- Accounting
- International business

Pierre Robitaille is a corporate director. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., a global engineering and construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Québec, and member of its national board of directors. Mr. Robitaille is a Fellow member of the Québec Order of Chartered Professional Accountants. He was educated at HEC Montréal and McGill University Business School. Mr. Robitaille is a member of the Board of Governors of HEC Montréal.

Board/Committee Membership	Attendance[2]		Principal Board Memberships
Board of Directors	7/7	100%	None
Member of the Audit and Finance Committee	4/4	100%	
Member of the Corporate Governance and Social Responsibility Committee[17]	4/4	100%	

Voting Results

Year	*For*	*Withheld*
2013	99.76%	0.24%
2012	99.97%	0.03%

Securities Held

As at	*Common Shares[3]*	*DSUs[4]*	*Total Common Shares and DSUs*	*Total Market Value of Common Shares and DSUs[5]*	*Minimum Shareholding Requirement[6]*	*Meets Requirement*
Dec. 12, 2013	20,000	12,746	32,746	$1,759,750	US$330,000	Yes
Dec. 13, 2012	20,000	10,969	30,969	$1,087,950		

Net Change in Equity Ownership[7]

Common Shares	*DSUs*
Nil	1,777

JAMES R. SCARBOROUGH

Age 63
Wolfeboro, New Hampshire, United States
Director since December 2009
Independent[1]

Areas of Expertise:

- Retail
- Sales and marketing
- Human resources

James R. Scarborough has had a career as a business leader in the retail industry that spans over forty years. Mr. Scarborough retired in June 2010 as Chairman of the Board of Stage Stores, Inc., a U.S.-based specialty department store retailer that operates over 872 department stores in forty states under five banners: Bealls, Goody's, Palais Royal, Peebles, and Stage. Mr. Scarborough joined Stage Stores in 2000 as its President and Chief Executive Officer, and held this position until his retirement in 2008. Mr. Scarborough previously held other senior positions in the retail sector, including President and Chief Executive Officer of Busy Body, Inc., a specialty retailer of premium fitness equipment, and Seattle Lighting, Inc., a supplier of lighting fixtures to the homebuilder, commercial and retail markets, as well as President and Chief Operating Officer of Enstar Specialty Retail, Inc., a footwear and women's apparel retailer, and its subsidiary AMRET, Inc. Mr. Scarborough began his retail career in 1972, at Filene's of Boston, formerly a division of Federated Department Stores. Mr. Scarborough also serves on the board of directors and is Chair of the Compensation Committee of Charming Charlie, Inc., a U.S.-based specialty retailer of women's fashion accessories. Mr. Scarborough was educated at St. Michael's College in Vermont, United States.

Board/Committee Membership	Attendance[2]		Principal Board Memberships
Board of Directors	7/7	100%	- Charming Charlie, Inc. – Specialty retailer of women's fashion accessories
Member of the Corporate Governance and Social Responsibility Committee[17]	4/4	100%	
Member of the Compensation and Human Resources Committee	4/4	100%	

Voting Results

Year	*For*	*Withheld*
2013	99.75%	0.25%
2012	99.67%	0.33%

Securities Held

As at	*Common Shares[3]*	*DSUs[4]*	*Total Common Shares and DSUs*	*Total Market Value of Common Shares and DSUs[5]*	*Minimum Shareholding Requirement[6]*	*Meets Requirement*
Dec. 12, 2013	9,000	17,354	26,354	$1,416,255	US$330,000	Yes
Dec. 13, 2012	9,000	13,356	22,356	$785,363		

Net Change in Equity Ownership[7]

Common Shares	*DSUs*
Nil	3,998

(1)

“Independent” refers to the standards of independence established under Section 303A.02 of the New York Stock Exchange Listed Company Manual, Section 301 of the Sarbanes-Oxley Act of 2002 and Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101 (Disclosure of Corporate Governance Practices).

(2)

In addition to attending all meetings of the Board and its Committees on which they sit, directors are encouraged to attend and, in practice, do attend other Committee meetings on a non-voting basis. Directors are not paid additional fees for such attendance.

(3)	“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the director, as at December 12, 2013 and December 13, 2012, respectively.
(4)	“DSUs” (as defined in Section 3.1.2) refers to the number of deferred share units held by the director as at December 12, 2013 and December 13, 2012, respectively.
(5)

“Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of December 12, 2013 ($53.74) and December 13, 2012 ($35.13), respectively, by the number of Common Shares and deferred share units held as at December 12, 2013 and December 13, 2012, respectively.

(6)

See Section 3.1.2 entitled “Director Share Ownership Policy”. For Glenn J. Chamandy’s minimum share ownership requirement as President and Chief Executive Officer, see Section 3.2.2.3 entitled “Executive Share Ownership Policy” and Section 3.2.4.2 entitled “Shareholding Requirement for the Chief Executive Officer”.

(7)

“Net Change in Equity Ownership”, as it pertains to the independent directors, refers to the change in ownership of Common Shares and DSUs (as defined in Section 3.1.2) and, as it pertains to Glenn J. Chamandy, refers to the change in ownership of Common Shares and RSUs (as defined in Section 3.2.2.9) from December 13, 2012 to December 12, 2013.

(8)	Publicly-traded company.
(9)	As Chairman of the Board, William D. Anderson is not a member of any Board Committee, although he attends all Committee meetings on a non-voting basis.
(10)	Glenn J. Chamandy is not a member of the Board Committees. He attends Committee meetings as a non-voting participant at the invitation of the Committee Chairs.
(11)

“Options Exercisable” refers to the number of Options (as defined in Section 3.2.2.9) awarded to Glenn J. Chamandy and which are exercisable as at December 12, 2013 and December 13, 2012, respectively.

(12)

“RSUs” (as defined in Section 3.2.2.9) refers to the number of Treasury RSUs, Non-Treasury RSUs and Performance RSUs (as such terms are defined in Section 3.2.2.9) held by Glenn J. Chamandy as at December 12, 2013 and December 13, 2012, respectively.

(13)

The value of Common Shares is determined by multiplying the number of Common Shares held on each of December 12, 2013 and December 13, 2012 by the closing price of the Common Shares on the TSX on December 12, 2013 ($53.74) and on December 13, 2012 ($35.13), respectively. RSUs are comprised of Treasury RSUs, Non-Treasury RSUs and Performance RSUs, as such terms are defined in Section 3.2.2.9. The aggregate value of such RSUs is determined by multiplying the number of RSUs held on each of December 12, 2013 and December 13, 2012 by the closing price of the Common Shares on the TSX on December 12, 2013 ($53.74) and on December 13, 2012 ($35.13), respectively. For the purposes hereof, Performance RSUs are assumed to vest at target (100%). The aggregate value of the RSU awards held as at December 12, 2013 and December 13, 2012 amounts to $23,413,551 and $13,963,121, respectively, assuming the Performance RSUs achieve maximum vesting of 200% of the number of RSUs held. The value of the exercisable Options (as defined in Section 3.2.2.9) is calculated based on the difference between the closing price of the Common Shares on the TSX on December 12, 2013 ($53.74) and on December 13, 2012 ($35.13), respectively, and the exercise price of the Options, multiplied by the number of exercisable Options held as at December 12, 2013, and December 13, 2012, respectively.

(14)

Between December 17, 2012 and May 24, 2013, Glenn J. Chamandy sold 2.75 million Common Shares pursuant to a pre-arranged share disposition plan, under which he had authorized and directed a U.S. financial institution to sell up to 2.75 million Common Shares over a maximum 24-month period. Mr. Chamandy remains one of the largest investors in Gildan and this disposition has not impacted on his compliance with his shareholding requirements.

(15)	Russ Hagey, who was appointed to the Board in November 2013, has a period of five years to meet the minimum shareholding requirement. See Section 3.1.2 entitled “Director Share Ownership Policy”.
(16)

In February 2013, Sheila O’Brien moved from the Corporate Governance and Social Responsibility Committee to the Audit and Finance Committee and she was appointed Chair of the Compensation and Human Resources Committee. In addition, Gonzalo Valdes-Fauli was appointed Chair of the Corporate Governance and Social Responsibility Committee.

(17)	In May 2013, the Board approved the change of the name of the “Corporate Governance Committee” to the “Corporate Governance and Social Responsibility Committee”.
(18)	Russ Hagey was appointed to the Board in November 2013 and therefore did not attend any Board or shareholder meetings prior to such date.

2.1.3           Stock Options to Directors Discontinued in 2001

Since December 2001, as a matter of corporate policy, the Board discontinued all grants of options to non-employee directors. In May 2006, the Board of Directors formally amended the Corporation’s Long Term Incentive Plan to exclude non-employee directors as eligible participants.

2.1.4           No Common Directorships

As at December 12, 2013, no members of the Board of Directors served together on any outside boards.

To maintain director independence and to avoid potential conflicts of interest, the Board has adopted a policy whereby Board members are prohibited from serving together as directors on any outside boards of publicly-traded companies, unless authorized by the Board, in its discretion.

2.1.5           Majority Voting Policy

The Board of Directors has adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” his or her nomination will tender his or her resignation to the Board of Directors promptly following the shareholders’ meeting. The Corporate Governance and Social Responsibility Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. The Board of Directors will make its final decision and announce it in a press release within ninety days following the shareholders’ meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance and Social Responsibility Committee at which the resignation is considered.

2.2              Renewal of Shareholder Rights Plan

At the Meeting, shareholders will be asked to consider, and, if deemed advisable, to adopt an ordinary resolution approving the renewal of the shareholder rights plan of the Corporation (the “Rights Plan”) originally adopted by the Board of Directors on December 1, 2010. The Rights Plan will be renewed until the close of business on the date on which the annual meeting of the shareholders of the Corporation is held in 2017, should the resolution approving the Rights Plan, a copy of which is reproduced at Schedule “D” to this Circular (the “Rights Plan Resolution”), be approved by a majority of the votes cast at the Meeting.

2.2.1           Objectives and Background of the Rights Plan

The Rights Plan is designed to provide the Corporation’s shareholders and the Board of Directors additional time to assess an unsolicited take-over bid for the Corporation and, where appropriate, to give the Board of Directors additional time to pursue alternatives for maximizing shareholder value. It also encourages fair treatment of all shareholders by providing them with an equal opportunity to participate in a take-over bid.

In recommending the renewal of the Rights Plan, it is not the intention of the Board of Directors to preclude a bid for control of the Corporation. The Rights Plan provides various mechanisms whereby shareholders may tender their Common Shares to a take-over bid as long as the bid meets the “Permitted Bid” contained in the Rights Plan. Furthermore, even in the context of a take-over bid that would not meet the Permitted Bid criteria, the Board of Directors would still have a duty to consider any take-over bid for the Corporation and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such duty, the Board of Directors must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The Rights Plan is therefore designed to encourage a potential acquiror who makes a take-over bid to proceed either by way of a Permitted Bid, which requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board of Directors, the Rights Plan provides that holders of Common Shares, other than the acquiror, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the person acquiring Common Shares to substantial dilution of its holdings.

The same factors considered by the Board of Directors when the Rights Plan was adopted in 2010 and, initially, in 2004 still exist today. The Rights Plan is not renewed in response to any specific proposal to acquire control of the Corporation, nor is the Board of Directors currently aware of any pending or threatened take-over bid for the Corporation. Subject to shareholder approval, the Rights Plan will be in effect until the close of business on the date on which the annual meeting of the shareholders of the Corporation is held in 2017.

2.2.2           Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which summary is qualified in its entirety by reference to the terms of the Shareholder Rights Plan Agreement (the “Rights Agreement”).

The Rights Agreement is available on SEDAR at www.sedar.com and on EDGAR, at www.sec.gov, under the name of Gildan Activewear Inc. as a filing made on December 3, 2010.

2.2.2.1 Operation of the Rights Plan

Pursuant to the terms of the Rights Agreement, one right was issued in respect of each Common Share outstanding as at the close of business on December 1, 2010 (the “Record Time”). In addition, one right will be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Expiration Time (as defined below) and the Separation Time (as defined below). The rights have an initial exercise price equal to the Market Price (as defined below) of the Common Shares as determined at the Separation Time, multiplied by five, subject to certain adjustments, and they are not exercisable until the Separation Time. Upon the occurrence of a Flip-in Event (as defined below), each right shall constitute the right for the holder thereof, other than an Acquiring Person (as defined below), to purchase from the Corporation that number of Common Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the exercise price for an amount equal to the exercise price, subject to certain anti-dilution adjustments, in effect providing for a 50% discount relative to the Market Price. For example, if at the Separation Time, the Market Price of a Common Share is $40, the exercise price would be $200 (5 x $40) and a holder of a Right would be entitled, from and after the Flip-in Event, to purchase ten Common Shares (two times the exercise price divided by the Market Price, or (2 x $200) ÷ $40 = 10 Common Shares) for an aggregate exercise price of $200.

2.2.2.2 Trading of Rights

Until the Separation Time, the rights trade with the Common Shares and are represented by the same share certificates as the Common Shares or by an entry in the Corporation’s securities register in respect of any outstanding Common Shares. Upon the occurrence of a Flip-in Event, from and after the Separation Time and prior to the Expiration Time, the rights would be evidenced by rights certificates and trade separately from the Common Shares. The rights do not carry any of the rights attaching to the Common Shares such as voting or dividend rights.

2.2.2.3 Separation Time

The rights will separate from the Common Shares to which they are attached and become exercisable at the time (the “Separation Time”) of the close of business on the eighth Trading Day (as defined below) after the earlier of:

(i)	the first date of a public announcement or disclosure of facts indicating that a person has become an Acquiring Person (as defined below); and

(ii)

the date of the commencement of, or first public announcement or disclosure of, the intention of any person (other than the Corporation or any of its subsidiaries) to commence, a take-over bid or a share exchange bid for 20% or more of the Corporation’s outstanding Common Shares (other than a Permitted Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid);

(iii)	or such later time as may from time to time be determined by the Board of Directors.

2.2.2.4 Flip-in Event

The acquisition by a person (an “Acquiring Person”), including others acting jointly or in concert with such person, of 20% or more of the outstanding Common Shares, other than by way of a Permitted Bid, or in certain other limited circumstances described in the Rights Plan, is referred to as a “Flip-in Event”. After the occurrence of the Flip-in Event, each right (other than those held by the Acquiring Person) will entitle the holder thereof to purchase from the Corporation such number of Common Shares as has an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the exercise price for an amount equal to the exercise price, subject to certain anti-dilution adjustments.

2.2.2.5 Exercise Price

The exercise price is set at a multiple of five times the Market Price of the Common Shares at the Separation Time, subject to anti-dilution adjustments.

2.2.2.6 Definition of Market Price

Market Price is generally defined in the Rights Plan, on any given day on which a determination must be made, as the average of the daily closing prices per Common Share on each of the twenty consecutive Trading Days (as defined below) through and including the Trading Day immediately preceding such date of determination, subject to certain exceptions. Trading Day is generally defined as the day on which the principal Canadian or United States securities exchange (as determined by the Board of Directors acting in good faith) on which the Common Shares are listed or admitted to trading is open for the transaction of business.

2.2.2.7 Permitted Bid Requirements

The requirements of a Permitted Bid are the following:

•	the take-over bid must be made by means of a take-over bid circular to all holders of Common Shares, other than the offeror;

•	the take-over bid must contain the following irrevocable and unqualified conditions:

(i)

no Common Shares shall be taken up or paid for (i) prior to the close of business on a date which is not less than 60 days following the date of the bid, and (ii) unless, at the close of business on such date, the Common Shares deposited or tendered pursuant to the bid and not withdrawn constitute more than 50% of the then outstanding Common Shares which are held by the Corporation’s shareholders other than any Acquiring Person or offeror and their related parties (the “Independent Shareholders”);

(ii)	unless the take-over bid is withdrawn, Common Shares may be deposited at any time prior to the close of business on the date of the first take-up of or payment for Common Shares;

(iii)	Common Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(iv)

if more than 50% of the then outstanding Common Shares held by Independent Shareholders are deposited or tendered to the take-over bid and not withdrawn, the offeror must make a public announcement of that fact and the take-over bid must remain open for deposits and tenders of Common Shares for not less than ten business days from the date of such public announcement.

The Rights Plan allows a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid other than the requirement that no Common Shares shall be taken up and paid for prior to the close of business on a date which is not less than sixty days following the date of the bid and must not permit Common Shares tendered or deposited pursuant to the bid to be taken up or paid for prior to the close of business on a date that is earlier than the later of (A) thirty-five days (or such longer minimum period of days that a take-over bid must remain open for acceptance under applicable securities legislation) after the date of such take-over bid and (B) the sixtieth day after the earliest date on which any other Permitted Bid that is then in existence was made.

2.2.2.8 Waiver and Redemption

The Board of Directors may, prior to the occurrence of a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of, among other things, a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of the Common Shares. In these circumstances, such waiver shall also be deemed to be a waiver in respect of any other take-over bid made by way of a take-over bid circular to all holders of the Common Shares prior to the expiry of the first mentioned take-over bid.

Subject to the prior consent of the holders of Common Shares (prior to the Separation Time) or rights (after the Separation Time), the Board of Directors may elect to redeem all but not less than all of the outstanding rights at a price of $0.0001 each.

2.2.2.9 Amendment to the Rights Agreement

The Rights Agreement may be amended to correct any clerical or typographical error or to make such changes as are required to maintain the validity of the Rights Agreement and the rights as a result of any change in any applicable legislation, regulations or rules, without the approval of the holders of Common Shares or rights. The Corporation may, with the prior consent of the holders of Common Shares or rights, amend, vary or delete any of the provisions of the Rights Agreement in order to effect any changes made by the Board of Directors. 2.2.2.10 Fiduciary Duty of Board

The Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders. The Board of Directors will continue to have the duty and power to take such actions and make such recommendations to the Corporation’s shareholders as are considered appropriate.

2.2.2.11 Exemptions for Investment Advisors and Grandfathered Persons

Persons whose ordinary business is managing investment funds for others, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, and administrators of registered pension plans are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid. A person who is the beneficial owner of 20% or more of the outstanding Common Shares at the date of adoption of the Rights Plan shall not be considered an “Acquiring Person” (this exception shall cease to be applicable in the event a grandfathered person acquires more than an additional 1% of the Corporation’s outstanding voting shares).

2.2.2.12 Term

Unless terminated earlier in accordance with its applicable terms, the Rights Agreement will expire on the date of the Meeting or, if the shareholders approve the Rights Plan at the Meeting, then on the close of business on the date on which the annual meeting of the shareholders of the Corporation is held in 2017 (the “Expiration Time”).

2.2.3           Tax Consequences of the Rights Plan

The following statements are of a general nature only and are not intended to constitute nor should they be construed to constitute legal or tax advice to any particular holder of Common Shares. Such shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their rights, taking into account their own particular circumstances and any applicable federal, provincial, territorial or foreign legislation.

2.2.3.1 Certain Canadian Federal Income Tax Considerations of the Rights Plan

The Corporation was not required to include any amount in computing the Corporation’s income for the purposes of the Income Tax Act (Canada) (the “ITA”) as a result of the issuance of the rights.

Under the ITA, the issuance of rights to a recipient could be considered as a taxable benefit, the value of which is required to be included in computing the income of a Canadian resident recipient or is subject to withholding tax in the case of a recipient who is not a resident of Canada. In any event, no amount in respect of the value of the rights is required to be included in computing income, or subject to withholding tax, if the rights do not have any value at the date of issue. The Corporation considers that the rights have negligible value when issued, there being only a remote possibility that the rights will ever be exercised. A holder of rights could be required to include an amount in computing income or be subject to withholding tax under the ITA if the rights become exercisable or are exercised. A holder of rights may be subject to tax under the ITA in respect of the proceeds of disposition of such rights.

2.2.3.2 Eligibility for Investment

Based on the provisions of the ITA in force as of the date hereof, all specific proposals to amend the ITA that have been publicly announced prior to the date hereof and the current administrative policies and assessing practices of the Canada Revenue Agency made publicly available prior to the date hereof, provided that the Common Shares are listed on a designated stock exchange under the ITA at all material times, the rights and the Common Shares issuable on the exercise of rights would be qualified investments under the ITA for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts (“TFSAs”), each as defined in the ITA (collectively, an “Exempt Plan”) provided, in the case of the rights, the Corporation deals at arm’s length (within the meaning of the ITA) with each person who is an annuitant, a beneficiary, an employer, or a subscriber under, or a holder of, the governing plan. Notwithstanding the foregoing, an annuitant of a RRSP or RRIF or a holder of a TFSA, as applicable, will be subject to a penalty tax under the ITA in respect of Common Shares or rights acquired by an RRSP, RRIF or TFSA, as applicable, if such Common Shares or rights are prohibited investments under the ITA for such plan. The Common Shares and rights generally will not be prohibited investments unless the annuitant or holder, as the case may be, (i) does not deal at arm’s length with the Corporation for purposes of the ITA, or (ii) has a significant interest (for purposes of the prohibited investment rules in the ITA) in (A) the Corporation or (B) a corporation, partnership or trust with which the Corporation does not deal at arm’s length. The Minister of Finance (Canada) introduced proposed amendments to the ITA in Bill C-4 on October 22, 2013 (the “October 2013 Proposals”) that would, if enacted, delete the condition in (ii) (B) above. There can be no assurance that the October 2013 Proposals will be enacted in their current proposed form or at all.

The issuance of rights will not affect the eligibility of the Common Shares as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies and pension plans.

2.2.4           Approval of the Resolution

The Rights Plan Resolution, the text of which is reproduced at Schedule “D” to this Circular, must be approved by at least a majority of the votes cast at the Meeting by all shareholders of the Corporation present or represented by proxy in order for it to be adopted. The Board of Directors recommends that shareholders vote FOR the approval of the ordinary resolution.

Unless instructed otherwise, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the approval of this ordinary resolution.

2.3              Appointment of Auditors

KPMG LLP (“KPMG”), chartered accountants, has served as auditors of the Corporation since fiscal 1996. In fiscal 2013, in addition to retaining KPMG to report upon the annual consolidated financial statements of the Corporation, the Corporation retained KPMG to provide various audit, audit-related, and non-audit services. The aggregate fees billed for professional services by KPMG for each of the last two fiscal years were as follows: Audit Fees — The aggregate audit fees billed by KPMG were $1,943,000 for fiscal 2013 and $2,106,000 for fiscal 2012. These services consisted of professional services rendered for the annual audit of the Corporation’s consolidated financial statements and the quarterly reviews of the Corporation’s interim financial statements, consultation concerning financial reporting and accounting standards, including assistance in preparing the Corporation for compliance with the requirements of International Financial Reporting Standards in fiscal 2012, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Corporation’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Corporation’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were $264,000 for fiscal 2013 and $396,000 for fiscal 2012. These services consisted of due diligence services relating to business acquisitions and also translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.

Tax Fees — The aggregate tax fees billed by KPMG were $570,000 for fiscal 2013 and $642,000 for fiscal 2012. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies and tax advisory services relating to domestic and international taxation.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for both fiscal 2013 and fiscal 2012.

All fees paid and payable by the Corporation to KPMG in fiscal 2013 were pre-approved by the Corporation’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate. Except where authorization to vote with respect to the appointment of auditors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of KPMG, as auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be recommended by the Audit and Finance Committee and fixed by the Board.

SECTION 3 – DISCLOSURE OF COMPENSATION

3.1              Remuneration of Directors

The Corporation’s director compensation program is designed (i) to attract and retain the most qualified individuals to serve on the Board of Directors and its Committees, (ii) to align the interests of the directors with the long-term interests of the Corporation’s shareholders, and (iii) to provide appropriate compensation for the risks and responsibilities related to being an effective director.

The Corporate Governance and Social Responsibility Committee is mandated by the Board to review regularly the amount and form of compensation of directors who are not employees or officers of the Corporation (“Outside Directors”). Accordingly, every second year, the Corporate Governance and Social Responsibility Committee engages an independent advisor to provide advice on Outside Director compensation for this purpose. In both fiscal 2010 and fiscal 2012, the Corporate Governance and Social Responsibility Committee retained Mercer (Canada) Limited (“Mercer”) to review the compensation of Outside Directors.

In its review, Mercer benchmarks the Corporation’s Outside Director compensation structure against market compensation data gathered from the same Proxy Reference Group (as defined in Section 3.2.2.4) used to benchmark executive compensation (see Section 3.2.2.4 entitled “Benchmarking Practices”), as well as North American organizations of comparable revenue size. Based on the results of Mercer’s benchmarking studies, the Corporate Governance and Social Responsibility Committee then recommends to the Board any adjustments to the Outside Directors’ compensation that may be necessary or appropriate to achieve the objectives of the Corporation’s director compensation program. In this regard, based on the results of Mercer’s benchmarking study in fiscal 2012, the Corporate Governance and Social Responsibility Committee recommended, and the Board of Directors approved, an adjustment to Outside Directors’ compensation to market-competitive levels, effective January 1, 2013.

3.1.1           Annual Retainers and Attendance Fees

Annual retainers and attendance fees are paid to the Outside Directors on the following basis (all amounts are in U.S. dollars):

Type of Compensation	Annual Compensation Effective from January 1, 2011 to December 31, 2012 (US$)	Annual Compensation Effective as of January 1, 2013 (US$)
Board Chair Retainer	260,000 (1)	275,000 (1)
Board Retainer	110,000 (2)	140,000 (2)
Committee Chair Retainer
- Audit and Finance	20,000 (3)	20,000 (3)
- Compensation and Human Resources	15,000	15,000
- Corporate Governance	9,000	9,000
Committee Member Retainer
- Audit and Finance	Nil	Nil
- Compensation and Human Resources	Nil	Nil
- Corporate Governance	Nil	Nil
Meeting Attendance Fees
- Board meeting	1,500 (4)	1,500 (4)
- Committee meeting	1,500 (4)	1,500 (4)
- Annual shareholders’ meeting	1,500 (4)	1,500 (4)

(1)

Includes the Board and Committee retainers and meeting attendance fees. Until December 31, 2012, US$100,000 of the Board Chair retainer was paid in deferred share units, irrespective of whether the Board Chair had met the minimum share ownership requirements. As of January 1, 2013, US$125,000 of the Board Chair retainer is paid in deferred share units. See Section 3.1.2 entitled “Director Share Ownership Policy”.

(2)

Until December 31, 2012, US$60,000 of the Board retainer was paid in deferred share units, irrespective of whether the director’s minimum share ownership requirements had been met. As of January 1, 2013, US$70,000 of the Board retainer is paid in deferred share units. See Section 3.1.2 entitled “Director Share Ownership Policy”.

(3)	US$5,000 of the Audit and Finance Committee Chair retainer is paid in deferred share units, irrespective of whether the Committee Chair has met the minimum share ownership requirements.
(4)	All Outside Directors are paid meeting attendance fees except for the Board Chair, whose meeting attendance fees are included in the Board Chair retainer.

For a summary of the total compensation earned by each Outside Director during the fiscal year ended September 29, 2013, please refer to Section 3.1.4 entitled “Total Compensation of Outside Directors”. The President and Chief Executive Officer is the only executive director of the Corporation and is not compensated in his capacity as a director. Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or Committee meetings and the annual shareholders’ meeting.

3.1.2           Director Share Ownership Policy

The Board of Directors believes that the economic interests of directors should be aligned with those of the Corporation’s shareholders. To achieve this, the Board has adopted a formal share ownership policy (the “Director Share Ownership Policy”) pursuant to which each Outside Director is expected to establish, over a period of five years, ownership of an amount of Common Shares and/or deferred share units (“DSUs”) which is equivalent in value to three times the annual Board retainer (based on the market value of the Common Shares on the New York Stock Exchange (the “NYSE”)), and subsequently maintain such minimum ownership position for the duration of his or her tenure as a director.

Furthermore, the Corporation’s Insider Trading Policy prohibits all insiders of the Corporation, including directors, from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such insiders as compensation or held directly or indirectly by the insider.

3.1.3           Deferred Share Unit Plan

The Corporation has adopted a deferred share unit plan (the “DSUP”) for the Outside Directors to align their economic interests with those of the Corporation’s shareholders and to assist them in meeting the requirements of the Director Share Ownership Policy. The DSUP became effective as of the first quarter of fiscal 2005.

In November 2012, on the recommendation of the Corporate Governance and Social Responsibility Committee, the Board amended the annual retainers and attendance fees for Outside Directors, effective January 1, 2013. Each Outside Director receives DSUs valued on an annual basis at US$70,000 out of a total annual Board retainer fee of US$140,000. The Chairman of the Board receives DSUs valued on an annual basis at US$125,000 out of a total annual Board Chair retainer fee of US$275,000. In addition, the Audit and Finance Committee Chair receives DSUs valued on an annual basis at US$5,000 out of a total annual retainer fee of US$20,000. See Section 3.1 entitled “Remuneration of Directors”.

Under the DSUP, the portion of the retainers paid in DSUs is payable quarterly, even if the Outside Director has achieved the minimum shareholding requirement under the Director Share Ownership Policy. In addition, Outside Directors may elect to receive in the form of DSUs any or all of the remaining balance of the fees payable in respect of serving as a director. Under the DSUP, Outside Directors are granted, as of the last day of each fiscal quarter of the Corporation, a number of DSUs determined on the basis of the amount of deferred remuneration payable to such director in respect of such quarter divided by the value of a DSU, which is the average of the closing prices of the Common Shares on the NYSE for the five trading days immediately preceding the last day of each fiscal quarter of the Corporation. DSUs granted under the DSUP will be redeemable, and the value thereof payable, only after the director ceases to act as a director of the Corporation. Furthermore, the DSUP provides that Outside Directors will be credited with additional DSUs whenever cash dividends are paid on the Common Shares. Like the annual retainers and attendance fees, the number of additional DSUs credited to an Outside Director in connection with the payment of dividends is determined on the basis of the amount of cash dividends that would have been paid to the Outside Director had his or her DSUs been Common Shares at the payment date divided by the value of a DSU.

Outstanding Share-Based Awards

The following table shows all share-based awards outstanding for each Outside Director as at the fiscal year ended September 29, 2013:

Name	Share-Based Awards
	Number of Shares or Units of Shares That Have Not Vested (1) (#)	Market or Payout Value of Share- Based Awards That Have Not Vested (2) ($)
William D. Anderson	15,057	729,189
Russell Goodman	7,311	354,073
George Heller	17,717	858,053
Sheila O’Brien	25,264	1,223,537
Pierre Robitaille	12,746	617,271
James R. Scarborough	17,354	840,446
Richard P. Strubel	12,521	606,393
Gonzalo F. Valdes-Fauli	13,707	663,842

(1)

The “Number of Shares or Units of Shares That Have Not Vested” represent all awards of DSUs outstanding at fiscal year-end, including the additional DSUs credited to the Outside Directors on the payment dates of the Corporation’s fiscal 2013 cash dividends on the Common Shares as provided in the DSUP (see Section 3.1.3 entitled “Deferred Share Unit Plan”).

(2)

“Market or Payout Value of Share-Based Awards That Have Not Vested” is determined by multiplying the number of DSUs held at fiscal year- end by the closing price of the Common Shares on the TSX on the last trading day prior to fiscal year-end (September 27, 2013) of $48.43.

3.1.4           Total Compensation of Outside Directors

The table below reflects in detail the total compensation earned by each Outside Director during the fiscal year ended September 29, 2013:

Name	Fees Earned(1)(3)		Share-Based Awards(2)(3) ($)	Total(3) ($)
	Retainer ($)	Attendance ($)
William D. Anderson	157,121	-	122,348	279,469
Russell Goodman(0)	65,939	24,727	91,182	181,848
George Heller	-	-	161,242	161,242
Sheila O’Brien(0)	-	24,727	149,778	174,505
Pierre Robitaille	66,970	24,727	69,545	161,242
James R. Scarborough(0)	-	-	161,242	161,242
Richard P. Strubel	72,447	23,182	69,545	165,174
Gonzalo F. Valdes-Fauli(0)	72,956	24,727	69,545	167,228

(1)	These amounts represent the portion of the retainer and attendance fees paid in cash to the Outside Directors.
(2)

These amounts represent the cash value of the portion of the retainer and attendance fees paid in DSUs to the Outside Directors. A portion of the retainer fees is paid in DSUs to all Outside Directors (see Section 3.1.1 entitled “Annual Retainers and Attendance Fees”). Certain Outside Directors have elected under the DSUP to receive some or all of the remaining balance of their retainer and attendance fees in DSUs.

(3)

Outside Directors are compensated in U.S. dollars. The amounts have been converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013, the last trading day prior to fiscal year-end.

3.2              Compensation of Senior Executives

3.2.1           Determining Compensation

3.2.1.1 Compensation and Human Resources Committee

Compensation of senior executives of the Corporation and its subsidiaries is recommended to the Board of Directors by the Compensation and Human Resources Committee. During the most recently completed fiscal year, the Compensation and Human Resources Committee was composed of five directors, all of whom are independent directors, namely Sheila O’Brien (Chair), Russell Goodman, George Heller, Richard P. Strubel and James R. Scarborough. None of the members of the Committee is an acting chief executive officer of another company.

The Board of Directors believes that the Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Sheila O’Brien, Chair of the Committee since February 2013, is a former senior executive at Nova Chemicals Corporation, where her responsibilities included oversight over the human resources function. Ms. O’Brien has over thirty years of executive leadership experience in the areas of human resources, compensation, succession planning, management and labour relations and has also served on compensation and human resources committees of corporate boards.

Russell Goodman is a member of various boards of directors, including the board of directors of Whistler Blackcomb Holdings Inc., where he serves as Chair of the Audit Committee and as a member of the Compensation Committee, and the board of directors of Metro Inc., where he also serves as a member of the Audit Committee. As Chairman of the Audit and Finance Committee of the Board, Mr. Goodman is required to sit on the Compensation and Human Resources Committee.

George Heller has had, during his career as a senior corporate executive, direct reports which have included the vice-presidents of the human resources departments. Mr. Heller has also served as a director and human resource committee member of large publicly-traded companies.

Richard P. Strubel has, during his career, held various senior management positions where he has been responsible for the compensation and human resources departments at various public and private companies. Mr. Strubel also has had extensive experience serving as a board member and currently serves on the board of the Mutual Funds Goldman Sachs & Co. and is Chairman of the board of the Northern Funds of Northern Trust.

James R. Scarborough’s lengthy career as a business leader in the retail industry includes serving as Chairman and Chief Executive Officer of Stage Stores, Inc., where he was responsible for oversight of the human resources function. Mr. Scarborough also currently serves as Chair of the Compensation Committee for Charming Charlie, Inc.

Russ Hagey, who joined the Compensation and Human Resources Committee in November 2013, currently serves as the Worldwide Chief Talent Officer of Bain & Company. Mr. Hagey oversees Bain’s recruiting, professional development, training, and human resources functions for nearly 6,000 global professionals and staff across 50 offices in 32 countries.

The Board has adopted a formal mandate for the Compensation and Human Resources Committee, which outlines the Committee’s primary responsibilities. The Committee is responsible for monitoring senior executives’ performance assessment, succession planning and overall compensation. Hence, the Committee recommends the appointment of senior executives, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of the Corporation’s senior executives, including recommending their compensation. The Board of Directors, which includes the members of the Compensation and Human Resources Committee, reviews the President and Chief Executive Officer’s corporate goals and objectives and evaluates his performance in light of such goals and objectives. The Committee also oversees the existence of appropriate human resources systems, policies and compensation structures so that the Corporation can attract, motivate and retain senior executives who exhibit high standards of integrity, competence and performance. The Compensation and Human Resources Committee oversees risk identification and management in relation to compensation policies and practices and, on an annual basis, identifies and assesses the risks associated with each component of the senior executives’ global compensation. Finally, the Committee is responsible for developing a compensation philosophy and policy that rewards the creation of shareholder value while reflecting an appropriate balance between the short-term and longer-term performance of the Corporation. The mandate of the Committee is available on Gildan’s website at www.gildan.com.

3.2.1.2 Compensation Consultant

As provided in its mandate, the Compensation and Human Resources Committee has the authority to retain and approve the fees of its consultants.

Since 2005, the Committee has retained Mercer, a wholly-owned subsidiary of Marsh & McLennan Companies, Inc., to assist the Committee in matters related to corporate governance and executive compensation. Mercer assists the Committee in determining and benchmarking compensation for the Corporation’s senior executives and directors, ensuring that the various elements of the compensation package orient executives’ efforts and behaviours towards the goals that have been set, and ensuring that their total compensation is market competitive.

Executive Compensation-Related Work

During fiscal 2013, the Committee retained Mercer to conduct an executive compensation review that included reviews for the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers (collectively the “Named Executive Officers” or “NEOs”). This review included the following compensation elements: total direct compensation (base salary, annual and long-term incentives), perquisites and retirement benefits. Mercer’s results and recommendations are described in more detail in Section 3.2.2 entitled “Compensation Discussion and Analysis”.

During fiscal 2013, Mercer also provided ad hoc analytical and advisory support on other matters relating to executive compensation and participated in the revision of the financial measures to be used in the annual incentive program as of fiscal 2014.

All Other Work

No other work was performed by Mercer for the Corporation during fiscal 2013. The Corporation did however purchase certain Mercer standard survey results for its Canadian employment market.

The Compensation and Human Resources Committee is required to pre-approve any services that Mercer or its affiliates provide to the Corporation at the request of management.

The aggregate fees paid to Mercer for executive compensation-related services and all other services provided during fiscal 2013 and fiscal 2012 were as follows:

Type of Fee	Fiscal 2013 Fees ($)	Fiscal 2012 Fees ($)	Percentage of Fiscal 2013 Fees	Percentage of Fiscal 2012 Fees
Fees for Board and Committee mandates	123,194	92,273	92%	100%
Fees for other Corporation mandates	10,600	-	8%	0%
Total	133,794	92,273	100%	100%

Due to the policies and procedures that Mercer and the Compensation and Human Resources Committee have established, the Committee is confident that the advice it receives from the individual executive compensation consultant at Mercer is objective and not influenced by Mercer’s or its affiliates’ relationships with the Corporation. These policies and procedures include the following:

•	The individual consultant receives no incentive or other compensation based on the fees charged to the Corporation for other services provided by Mercer or any of its affiliates;

•	The individual consultant is not responsible for selling other Mercer or affiliate services to the Corporation;

•

Mercer’s professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with the Corporation in rendering his or her advice and recommendations;

•	The Committee has the sole authority to retain and terminate the individual consultant;

•	The individual consultant has direct access to the Committee without management intervention;

•	The Committee evaluates the quality and objectivity of the services provided by the individual consultant each year and determines whether to continue to retain the individual consultant; and

•	The Committee has adopted protocols governing if and when the individual consultant’s advice and recommendations can be shared with management.

While the Compensation and Human Resources Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Committee alone and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by Mercer.

3.2.2           Compensation Discussion & Analysis

3.2.2.1 Compensation Philosophy and Objectives

Gildan’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance, and align the executives’ interests with those of the Corporation’s shareholders by:

•	Providing the opportunity for total compensation that is competitive with the compensation received by senior executives employed by a group of comparable North American companies;
•	Ensuring that a significant proportion of executive compensation is linked to performance through the Corporation’s variable compensation plans; and
•
Providing senior executives with long-term equity-based incentive plans, such as stock options and restricted share units, which also help to ensure that senior executives meet or exceed minimum share ownership requirements.

3.2.2.2 Risk Assessment of Executive Compensation Program

As part of its formal mandate, the Board of Directors, through the Compensation and Human Resources Committee, is entrusted with overseeing the implementation of an executive compensation program that ties an appropriate portion of executive compensation to both the short-term and longer-term performance of the Corporation, taking into account the advantages and risks associated with different compensation methods. In fiscal 2013, the Compensation and Human Resources Committee reviewed Gildan’s compensation program, policies and practices in each of the key areas discussed below and did not identify any material risks that are likely to have a material adverse effect on the Corporation.

Pay mix – Gildan’s compensation program puts significant weighting on long-term incentives to mitigate the risk of encouraging the achievement of short-term goals at the expense of long-term sustainability and shareholder value. The variable elements of the compensation program (short-term and long-term incentives) represent a percentage of overall compensation that is sufficient to motivate senior executives to produce superior short-term and long-term corporate results, while the fixed compensation element (base salary) is also high enough to discourage senior executives from taking unnecessary or excessive risks.

Incentive plan funding, leverage and caps – Payouts for senior executives under Gildan’s short-term incentive plan, Supplementary Cash Opportunities for Results Exceeding Standards (“SCORES”), are based on Gildan’s return on assets (“ROA”) performance and earnings per share (“EPS”) growth over the previous fiscal year. These measures were selected to ensure that incentive-based compensation reflects success in achieving internal corporate profitability targets and managing the return on assets. The amount that a senior executive can receive under the SCORES plan is capped at two times target and there are no guaranteed minimum payouts. In addition, long-term incentive plan vesting conditions are designed to encourage a long-term view of performance and to align senior executives with shareholder interests.

Performance periods – With very limited exceptions, RSUs (as defined in Section 3.2.2.9, under the heading “Types of Equity Incentives Awarded”) cliff-vest at the end of a three-year or five-year period, in each case with at least half, and in some cases all, of the award based on Gildan’s ROA performance relative to the S&P/TSX Capped Consumer Discretionary Index. Options (as defined in Section 3.2.2.9, under the heading “Types of Equity Incentives Awarded”) vest over a five-year period starting on the second anniversary of the grant date and are valuable only if Gildan’s stock price increases over time. The vesting of equity over various time horizons mitigates against taking short-term risks and aligns senior executives with longer-term shareholder interests.

Performance measures – SCORES annual incentive payouts for senior executives, which are based solely on the achievement of corporate performance measures (ROA and EPS growth), consider both internal budgets and external benchmarks, which ensures that the goals are sufficiently challenging but attainable without the need to take inappropriate risks. A portion of the payouts for participating employees other than the NEOs is based on the same corporate performance measures to create alignment and encourage decision-making that is in the best interests of the Corporation as a whole. The balance of other participating employees’ short-term incentive payouts is based on a mix of individual objectives and divisional objectives set at the beginning of the year.

Pay for performance – Gildan’s compensation program is based on pay for performance. To ensure that the total direct compensation of senior executives is aligned with the Corporation’s compensation objectives, Gildan has, from time to time, stress-tested the incentive awards that would be earned by senior executives under various performance scenarios and outcomes. Stress testing helps determine whether the incentive awards would pay out as anticipated and remain consistent with Gildan’s pay-for-performance philosophy.

Plan governance and risk mitigation – The Board of Directors retains the authority to reduce or increase the SCORES annual incentive payouts taking into consideration qualitative factors beyond the quantitative financial metrics. The Executive Share Ownership Policy requires a significant level of share ownership, which aims to ensure that senior executives and other senior management are aligned with long-term shareholder interests. The Corporation’s Insider Trading Policy prohibits senior executives and all other insiders from using financial vehicles, such as hedging instruments, to mitigate the downside risk associated with share-based equity grants. Finally, the Chairs of the Audit and Finance Committee and the Compensation and Human Resources Committee each is a member of the other’s committee to ensure the alignment of policies for the assessment of risks.

As discussed in Section 3.2.2.8 under the heading “Performance Measures and Targets”, new ROA and EPS performance measures will be used for the SCORES annual incentive plan as of fiscal 2014. The Compensation and Human Resources Committee approved these revised financial measures and is satisfied that these new measures will continue to mitigate the compensation risks described above.

3.2.2.3 Executive Share Ownership Policy

The Board of Directors believes that the economic interests of senior executives should be aligned with those of the Corporation’s shareholders. In that regard, the Board has adopted a formal share ownership policy (the “Executive Share Ownership Policy”) pursuant to which each senior executive is expected to own and maintain ownership of Common Shares or RSUs (as defined in Section 3.2.2.9 under the heading “Types of Equity Incentives Awarded”) with a total market value of not less than a specified multiple of the senior executive’s base salary. Senior executives have five years from the date they become subject to the Executive Share Ownership Policy to meet the requirement, after which they must maintain compliance with the requirement for the duration of their employment with the Corporation.

The following table sets forth the ownership requirements by executive level under the Executive Share Ownership Policy:

Executive Share Ownership Policy
Executive Level	Multiple of Base Salary
President and Chief Executive Officer	6 x Base Salary
Chief Financial and Administrative Officer	3 x Base Salary
Executive Vice-Presidents	3 x Base Salary
Senior Vice-Presidents	1.5 x Base Salary

Executives subject to the Executive Share Ownership Policy are expected to not sell Common Shares acquired under Gildan’s Long-Term Incentive Plan until the share ownership requirement is achieved, except as required to cover the tax liability associated with the vesting of RSUs or the exercise of Options (as defined in Section 3.2.2.9 under the heading “Types of Equity Incentives Awarded”).

Non-Hedging Policy

Pursuant to the Corporation’s Insider Trading Policy, senior executives, directors and all other insiders are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such senior executive as compensation or held directly or indirectly by the senior executive.

Share Ownership Levels

The table below summarizes the share ownership levels for the NEOs at the 2013 fiscal year-end. All of the NEOs are currently in compliance with the ownership requirement of the Executive Share Ownership Policy:

Name	Annual Base Salary(1) ($)	Actual Ownership(2) ($/#)			Total Ownership as a Multiple of Base Salary	Ownership Requirements	Meets Requirement
		Common Shares Beneficially Owned	Unvested Restricted Share Units(3)	Total Ownership
Glenn J. Chamandy President and Chief Executive Officer	1,000,000	342,403,974 / 7,070,080	14,732,454 / 304,201	357,136,429 / 7,374,281	357.14 x	6 x Base Salary	Yes
Laurence G. Sellyn Executive Vice-President, Chief Financial and Administrative Officer	521,673	1,844,408 / 38,084	8,983,620 / 185,497 /	10,828,028 / 223,581	20.76 x	3 x Base Salary	Yes
Benito A. Masi Executive Vice-President, Manufacturing	515,150	4,149,531 / 85,681	740,640 / 15,293	4,890,171 / 100,974	9.49 x	3 x Base Salary	Yes
Michael R. Hoffman President, Printwear	515,150	376,592 / 7,776 /	3,714,242 / 76,693	4,090,834 / 84,469	7.94 x	3 x Base Salary	Yes
Eric R. Lehman President, Branded Apparel	515,150	680,006 / 14,041	2,740,944 / 56,596	3,420,950 / 70,637	6.64 x	3 x Base Salary	Yes

(1)

The base salary used to calculate the ownership requirement is as at September 29, 2013. The base salaries of Benito A. Masi, Michael R. Hoffman and Eric R. Lehman are paid in U.S. dollars but have been converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013, the last trading day of fiscal 2013.

(2)	The dollar value of actual ownership is calculated using the closing price of the Common Shares on the TSX on the last trading day prior to the fiscal year-end (September 27, 2013) of $48.43.
(3)

These amounts include unvested Performance RSUs (as defined in Section 3.2.2.9 under the heading “Performance Measures and Weightings”), which have the potential to vest at a maximum of 200% of the actual number of RSUs (as defined in Section 3.2.2.9 under the heading “Types of Equity Incentives Awarded”) granted. Glenn J. Chamandy, Laurence G. Sellyn, Benito A. Masi, Michael R. Hoffman and Eric R. Lehman each hold an aggregate of 96,819, 31,193, 15,293, 14,972 and 15,449 Performance RSUs, respectively.

3.2.2.4 Benchmarking Practices

To meet the Corporation’s objectives of providing market competitive compensation opportunities, Gildan’s senior executive compensation plans are benchmarked against market compensation data gathered from organizations of comparable size and other companies with which the Corporation competes for executive talent.

As part of this benchmarking process, the Compensation and Human Resources Committee reviews compensation data gathered from proxy circulars of other publicly-traded companies (the “Proxy Reference Group”). The Committee also considers data from proxy circulars of other Canadian consumer discretionary publicly-traded companies (the “Secondary Reference Group”) to supplement the Proxy Reference Group (the Proxy Reference Group and the Secondary Reference Group are referred to in this Circular as the “Reference Groups”). In addition, the Committee considers information gathered from annual compensation planning surveys from a range of outside consulting firms in connection with determining annual salary increases for senior executives.

The composition of each Reference Group is reviewed regularly by the Compensation and Human Resources Committee for its ongoing business relevance to the Corporation and changes are made as deemed appropriate. An overview of the characteristics of the Reference Groups is provided in the following table:

(All values in $ millions)

	Gildan Activewear Inc.	Proxy Reference Group(1)	Secondary Reference Group
Location	Canada	North America	Canada
Industries	Textiles and Apparel	Apparel, Accessories & Luxury Goods	Consumer Discretionary
Revenues Most recent 12 months	$2,260(2)(3)	$1,612(2)	$1,675
Market Capitalization As at September 29, 2013	$5,904	$2,003 (2)	$2,005
Net income Most recent 12 months	$331(2)(3)	$94(2)	$103

(1)

The financial data for the Proxy Reference Group is from the S&P Research Insight database and represents the median of the group on September 29, 2013, for the most recently reported 12 month revenue and net income.

(2)	All U.S. dollar figures have been converted to Canadian dollars at the Bank of Canada 19-day average of $1.0345 as of September 27, 2013, the last trading day of fiscal 2013.
(3)	The financial data for the Corporation are based on its results for fiscal 2013.

In fiscal 2012, the Compensation and Human Resources Committee retained Mercer to review and update the Proxy Reference Group for fiscal 2013. The following selection criteria were used:

  North American companies with $750 million to $3.5 billion in annual revenues (approximately one- half to two times Gildan’s revenue);

  Global Industry Classification Standard (GICS) sub-industry classification of Apparel, Accessories & Luxury Goods; and

  Equity market capitalization of at least $100 million.

The industry sector was considered relevant in selecting comparators, as Gildan competes directly with these organizations for customers, revenue, executive talent and capital. Revenue size, which is used as a proxy for the level of complexity, job scope and responsibility associated with senior executive positions, was also considered relevant in selecting comparators given the correlation between pay level and company size.

Based on these selection criteria, the Proxy Reference Group used for senior executive benchmarking purposes in fiscal 2013 was composed of the following companies operating primarily in the textile and apparel industry: Carter’s Inc., Cintas Corp., Columbia Sportswear Co., G&K Services Inc., G-iii Apparel Group, Hanesbrands Inc., Jones Group, Fifth & Pacific Companies, Inc. (formerly Liz Claiborne), lululemon athletica inc., Oxford Industries Inc., Perry Ellis International Inc., Phillips-Van Heusen Corp., Quiksilver, Under Armour Inc. and UniFirst Corporation, which replaced Warnaco Group Inc. since it was acquired by Phillips-Van Heusen Corp. in February 2013.

Fourteen of Gildan’s industry sector comparators in the Proxy Reference Group are U.S. companies since lululemon athletica inc. is the only Canadian publicly-traded company operating in the textile and apparel industry. As a consequence, the Committee developed with Mercer the Secondary Reference Group composed of Canadian public companies to be used for benchmarking roles that have a Canadian market for talent and where industry background is not a requirement. This group includes fourteen Canadian consumer discretionary product companies with revenues from one half to two times that of Gildan and a market capitalization of at least $500 million: Linamar Corp., Tim Hortons Inc., Dorel Industries, Martinrea International Inc., Aimia Inc., Uni-Select Inc., Torstar Corp., Cogeco Inc., Dollarama Inc., Brookfield Residential Pptys, Reitmans Canada, lululemon athletica inc., Astral Media Inc. and CORUS Entertainment Inc.

3.2.2.5 Positioning

The Corporation’s executive compensation policy is to use the market median with the potential of top quartile total compensation when individual and company performance are also at top quartile. The Compensation and Human Resources Committee uses discretion and judgement when determining actual compensation levels. Individual compensation may be positioned above or below median, based on individual experience and performance or other criteria deemed important by the Committee.

3.2.2.6 Compensation Elements

Gildan’s executive compensation program is comprised of fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are designed to work in concert to maximize company and individual performance by providing financial incentives to senior executives based on their level of achievement of specific operational and financial objectives.

The following table summarizes senior executive total compensation components, the objectives of each component and the criteria impacting each component’s value:

3.2.2.7 Base Salary

Salaries of the senior executives are established based on a comparison with competitive benchmark positions. The starting point to determine senior executive base salaries is the median of salaries in the Proxy Reference Group.

Each year, the Compensation and Human Resources Committee reviews the individual salaries of the senior executives and makes adjustments when required to ensure that compensation remains market competitive and reflects individual performance, competencies, responsibilities and experience. The Committee also takes into account the senior executive’s value to the Corporation and retention risk.

The compensation review conducted by Mercer in fiscal 2013 indicated that the base salaries of Glenn J. Chamandy, Michael R. Hoffman, Eric R. Lehman and Benito A. Masi were at, or below, the twenty-fifth percentile relative to the Proxy Reference Group. Based on the results of Mercer’s compensation review, the Compensation and Human Resources Committee recommended a 20.5% increase in Glenn J. Chamandy’s base salary to $1,000,000, which is slightly above the median of the Proxy Reference Group. The Committee also recommended adjusting the base salaries of Michael R. Hoffman, Benito A. Masi and Eric R. Lehman by 36%, to bring their base salaries to $515,150, which is slightly below the fiftieth percentile of the Proxy Reference Group. On the recommendation of the Compensation and the Human Resources Committee, the Board approved these base salary adjustments, which took effect August 1, 2013.

3.2.2.8 Short-Term Incentives

The Corporation’s short-term incentive plan, SCORES, aims to enhance the link between pay and performance by:

•	Aligning the financial interests and motivations of Gildan’s senior executives and employees with the annual financial performance and returns of the Corporation;

•	Motivating senior executives and employees to work towards common annual performance objectives;

•	Providing total cash compensation that is greater than the median of the Reference Groups in cases where superior financial performance and returns in excess of target objectives are attained; and

•	Providing total cash compensation that is below the market median in cases where corporate performance objectives are not attained.

Performance Measures and Targets

Performance measures, targets and payout levels for SCORES are reviewed and approved annually by the Board of Directors on the recommendation of the Compensation and Human Resources Committee. As stated in Section 3.2.2.2 as a risk mitigation measure, the Board of Directors retains the discretion to reduce or increase the SCORES payouts, taking into consideration qualitative factors beyond the quantitative financial metrics. At the beginning of fiscal 2013, the Board of Directors approved the following as financial measures to be achieved for SCORES:

•	ROA performance; and

•	Adjusted EPS growth over the previous fiscal year.

ROA performance is calculated by dividing EBITDA (earnings before financial expenses, income taxes and depreciation and amortization) for the fiscal year by the average net operating assets for such year. EBITDA excludes the impact of restructuring and acquisition-related costs as well as the equity earnings in investment in joint venture. Net operating assets is calculated using net working capital, being current assets excluding cash and cash equivalents minus current liabilities, plus non-current assets, excluding deferred income taxes.

Adjusted EPS for purposes of SCORES is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries, divided by the diluted weighted average number of Common Shares outstanding.

The Compensation and Human Resources Committee recommended ROA and adjusted EPS growth as the financial measures to be achieved in fiscal 2013 to ensure that senior executives’ incentive-based compensation reflects:

•	Success in achieving the Corporation’s targets for profitability; and

•	Effectiveness in managing the return on capital, including the level of investment required to generate earnings.

Accordingly, for fiscal 2013, the Board of Directors approved threshold, target and maximum ROA goals of 17.1%, 21.7% and 30%, respectively, which aligned ROA goals with the 20th, 50th and 80th percentiles of the Proxy Reference Group, respectively, based on a 10-year historical analysis conducted in a previous year. In addition, the Board of Directors approved threshold, target and maximum annual adjusted EPS growth rates of 0%, 15% and 20%, respectively. These growth rates were consistent with prior year rates and had been based on long-term growth objectives for the Corporation.

The overall SCORES ROA and EPS growth goals for fiscal 2013 are set forth in the following performance matrix below, with a linear adjustment to be made for results falling between the ROA and EPS growth measures:

As part of its mandate to oversee Gildan’s executive compensation policies and structures, the Compensation and Human Resources Committee engaged Mercer during fiscal 2013 to advise on alternatives for the financial measures used in the SCORES incentive plan. The Committee considered the alternatives and recommended to the Board of Directors that the SCORES financial measures be adjusted to completely link target performance to Gildan’s financial budget. Accordingly, starting in fiscal 2014, the two financial measures for SCORES will be adjusted EPS measured against the Corporation’s budgeted adjusted EPS and ROA measured against the Corporation’s budgeted ROA.

The calculation methodology for ROA has been aligned with the internal methodology used by the Corporation to measure its performance. ROA is now calculated by dividing EBIA (earnings before financial expenses, amortization of intangible assets and the impact of restructuring and acquisition-related costs) for the fiscal year by the average net operating assets for such year. Net operating assets is calculated using net working capital, being current assets excluding cash and cash equivalents minus current liabilities, plus non-current assets, excluding deferred income taxes and adding back the accumulated amortization of intangible assets. The calculation methodology for adjusted EPS remains unchanged from the current SCORES program.

For both financial measures, there is a maximum value over which performance will not add any more to the SCORES payout and a threshold value under which there will be no bonus payout for the NEOs.

The target adjusted EPS and target ROA will be aligned with the Corporation’s annual financial plan. The target values will be attained within a positive or negative variance of 2% versus the target. The maximum and threshold values will be at a plus 5% and minus 5% variance versus the target values respectively, for both the adjusted EPS and ROA. Between the target value (+/-2%) and the maximum (+5%) and threshold ( -5%) value, the progression will be linear.

The following table illustrates the new SCORES financial measures for fiscal 2014:

Non-Equity Incentive (SCORES) Award for Fiscal 2013

Target payout levels for each NEO depend on the executive’s position. In fiscal 2013, payout targets and payout ranges as a percentage of base salary under SCORES were as follows:

Name	Target Payout as a Percentage of Salary	Payout Range as a Percentage of Salary (Up to Two Times Target)	Actual Payout as a Percentage of Salary
Glenn J. Chamandy	100%	0-200%	189%
Laurence G. Sellyn	65%	0-130%	123%
Benito A. Masi	50%	0-100%	95%
Michael R. Hoffman	50%	0-100%	95%
Eric R. Lehman	50%	0-100%	95%

The Corporation’s actual performance in fiscal 2013 exceeded the targets of both the ROA and EPS growth goals, with fiscal 2013 ROA being at 28.1%, and with fiscal 2013 EPS being 109% higher than EPS in fiscal 2012. Consequently, the short-term incentive payout to Named Executive Officers for fiscal 2013 was 189% of each NEO’s target payout, which resulted in the actual payout percentages indicated in the column “Actual Payout as a Percentage of Salary” in the table above.

Based on the results of Mercer’s compensation review during fiscal 2013, the Compensation and Human Resources Committee recommended, and the Board approved, an adjustment of the SCORES targets and payout ranges for certain NEOs effective as of fiscal 2014. This adjustment brings the NEOs more in line with the median of the Proxy Reference Group. Accordingly, as of fiscal 2014, the payout targets as a percentage of base salary under SCORES will be 150% for Glenn J. Chamandy and 65% for Benito A. Masi, Michael R. Hoffman and Eric R. Lehman, and the payout ranges will be 0-300% for Glenn J. Chamandy and 0-130% for Benito A. Masi, Michael R. Hoffman and Eric R. Lehman, as outlined in the table below:

Name	Target Payout as a Percentage of Salary As of Fiscal 2014	Payout Range as a Percentage of Salary (Up to Two Times Target) As of Fiscal 2014
Glenn J. Chamandy	150%	0-300%
Laurence G. Sellyn	65%	0-130%
Benito A. Masi	65%	0-130%
Michael R. Hoffman	65%	0-130%
Eric R. Lehman	65%	0-130%

3.2.2.9 Long-Term Incentives

The purpose of the equity incentive component of Gildan’s executive compensation program, namely the Long Term Incentive Plan (the “LTIP”), is to assist and encourage senior executives and key employees of Gildan and its subsidiaries to work towards and participate in the growth and development of the Corporation and to assist the Corporation in attracting, retaining and motivating its officers and key employees. The LTIP is designed to:

•	Recognize and reward the impact of longer-term strategic actions undertaken by senior executives and key employees;

•	Align the interests of the Corporation’s senior executives and key employees and its shareholders;

•	Focus senior executives and key employees on developing and successfully implementing the continuing growth strategy of the Corporation;

•	Foster the retention of senior executives and key management personnel; and

•	Attract talented individuals to the Corporation.

Types of Equity Incentives Awarded

The LTIP allows the Board of Directors to grant to senior executives the following types of long-term incentives:

•	Stock options (“Options”);

•	Dilutive restricted share units (share units that are settled in Common Shares issued from treasury) (“Treasury RSUs”); and

•	Non-dilutive restricted share units (share units that are settled in cash or Common Shares purchased on the open market) (“Non-Treasury RSUs”).

Treasury RSUs, Non-Treasury RSUs and the Non-Treasury RSUs for senior executives called Performance RSUs (see below in this Section 3.2.2.9 under the heading “Performance Measures and Weightings”) are referred to in this Circular collectively as “RSUs” and individually as an “RSU”.

For a more detailed description of the features of the LTIP, see Schedule “C” of this Circular.

The LTIP awards help to achieve Gildan’s compensation objectives as follows:

•	The LTIP aims at bringing the total compensation received by Gildan’s senior executives to the 75th percentile of the Proxy Reference Group if the Corporation achieves its maximum ROA goals.

•

Through the use of performance vesting for a significant portion of long-term compensation, top quartile compensation only occurs when both financial and strategic targets are achieved and the Corporation’s long-term return on investment and share price reflect these achievements.

•	Through the use of time vesting for a portion of long-term compensation, the LTIP awards help to achieve the Corporation’s objective of ensuring the retention of senior executives.

Determination of Grants

Treasury RSUs have been used generally for one-time awards to attract talented candidates or for retention purposes. Beginning in fiscal 2007, Options and Non-Treasury RSUs (and more recently, Performance RSUs) have been granted to senior executives on an annual basis as part of the long-term portion of their annual compensation.

Annual award targets are based on the expected impact of the role of the senior executive on the Corporation’s performance and strategic development as well as market benchmarking. The Compensation and Human Resources Committee also undertakes an analysis from time to time to determine the possible payouts from the LTIP under various scenarios and at various levels of share price growth to ensure that the LTIP is aligned with the interests of the Corporation’s shareholders.

Both annual and one-time grants are approved by the Board of Directors, based on the recommendation of the Compensation and Human Resources Committee after considering the recommendation of the President and Chief Executive Officer, with the exception that any grant awarded to the President and Chief Executive Officer is determined and approved independently and without any input from him. See Section 3.2.4 entitled “Compensation of the President and Chief Executive Officer”. In the case of annual equity awards, previous grants are not taken into account when considering new grants, as annual grants are determined by specific guidelines, such as a determined grant value.

Target annual equity awards to senior executives, as a percentage of base salary, are as follows:

Position	Fiscal 2013 Target Awards (% of Base Salary)	Mix of Options and Performance RSUs (% of Base Salary)(1)
		Options	RSUs
President and Chief Executive Officer	300%	150%	150%
Executive Vice-President, Chief Financial and Administrative Officer Executive Vice-President, Manufacturing President, Printwear President, Branded Apparel	100%	50%	50%

(1)

Performance RSUs (as defined below in this Section 3.2.2.9 under the heading “Performance Measures and Weightings”) are Non-Treasury RSUs that have the potential to vest at a maximum of 200% of the actual number of RSUs granted.

The following table presents the total value of annual awards granted to each NEO under the LTIP in fiscal 2013:

Name	Base Salary as of October 1, 2012(1) (a)	Target Awards (% of Base Salary) (b)	Mix of Options and Performance RSUs (% of Base Salary)		Value of Options and Performance RSUs Granted(2)		Total Value (a)x(b)
			Options (c)	RSUs(3) (d)	Options (a)x(c)	RSUs(3) (a)x(d)
Glenn J. Chamandy	$805,864	300%	150%	150%	$1,208,796	$1,208,796	$2,417,592
Laurence G. Sellyn	$506,479	100%	0%(4)	100%	$0 (4)	$506,479	$506,479
Benito A. Masi	$356,786	100%	50%	50%	$178,393	$178,393	$356,786
Michael R. Hoffman	$350,792 (5)	100%	50%	50%	$175,396	$175,396	$350,792
Eric R. Lehman	$350,792 (5)	100%	50%	50%	$175,396	$175,396	$350,792

(1)	This is the date of the actual grant (the first business day of fiscal 2013).
(2)

Based on these values, the actual number of Options granted is calculated using the higher of the closing price of the Common Shares on either the TSX or the NYSE on the day preceding the grant, converted to Canadian dollars using the Bank of Canada closing rate on September 28, 2012 ($31.17) and the Black-Scholes factor on the date of grant (31.70%). The actual number of Performance RSUs granted is also determined based on the higher of the closing price of the Common Shares on either the TSX or the NYSE the day preceding the grant, converted to Canadian dollars with the Bank of Canada closing rate on September 28, 2012 ($31.17).

(3)

Performance RSUs (as defined below in this Section 3.2.2.9 under the heading “Performance Measures and Weightings”) are Non-Treasury RSUs that have the potential to vest at a maximum of 200% of the actual number of RSUs granted.

(4)

As described in Section 3.2.6.1 under the Heading “Retirement Arrangements for a Named Executive Officer”, the Addendum to Laurence G. Sellyn’s Employment Agreement provides that he was to receive 100% of the fiscal 2013 LTIP grant in Performance RSUs, as opposed to 50% in Options and 50% in Performance RSUs due to the fact that Performance RSUs have a shorter vesting period than Options.

(5)

The base salaries of Michael R. Hoffman and Eric R. Lehman are represented in Canadian dollars but are paid in U.S. dollars and were converted to Canadian dollars using an exchange rate of $0.9832 as of September 28, 2012, the last trading day of fiscal 2012.

Based on the results of Mercer’s compensation review during fiscal 2013, the Compensation and Human Resources Committee recommended, and the Board approved, an adjustment of the target annual equity awards, as a percentage of base salary, for Benito A. Masi, Michael R. Hoffman and Eric R. Lehman, from 100% to 130%, effective in fiscal 2014. These annual awards will be comprised of Options and Performance RSUs, each at 65% of base salary.

During fiscal 2013, an aggregate of 191,088 Options, 76,817 Performance RSUs, 146,672 Non-Treasury RSUs and 21,000 Treasury RSUs were granted to senior executives and key employees under the LTIP, representing, in the aggregate, 0.36% of the issued and outstanding Common Shares as at September 29, 2013.

Performance Measures and Weightings

To encourage a long-term view of performance and to align with shareholder interests, Options and RSUs have vesting conditions that are based on the following criteria:

	Time	Gildan’s Financial Performance
Options	100%	-
Performance RSUs(1)	-	100%
Treasury RSUs	50%	50%

(1)

Performance RSUs (as defined below in this Section 3.2.2.9 under the heading “Performance Measures and Weightings”) are Non-Treasury RSUs that have the potential to vest at a maximum of 200% of the actual number of RSUs granted, if Gildan’s financial performance exceeds the target performance by a certain percentage.

Vesting for Options: Options granted to senior executives have a term of seven years and are not exercisable prior to the second anniversary of the grant date, with 25% being exercisable on and after each of the second, third, fourth and fifth anniversary of the grant date, with the exception of a special one-time grant of Options to the President and Chief Executive Officer described in Section 3.2.4.1 entitled “Special One-Time Equity Award”.

Vesting for Treasury RSUs: With the exception of certain special awards further described below, all Treasury RSUs awarded to senior executives to date under the LTIP vest at the end of a five-year vesting period and are subject to the same vesting conditions as those granted to all other LTIP participants, with 50% of each award vesting at the end of its vesting period on the basis of time and the remaining 50% of each award vesting based on Gildan’s average ROA performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts. The performance-vesting portion of each Treasury RSU award is subject to the following relative performance-vesting schedule, with linear interpolation between the 40th percentile and the median and between the median and the 75th percentile:

Financial Performance Relative to the S&P/ TSX Capped Consumer Discretionary Index	Percentage of Performance Component of Award That Vests
At or above the 75th percentile	100%
At the median	50%
Below 40th percentile	0%

The following outstanding Treasury RSU awards have each been granted by the Board on an exceptional basis and have unique vesting conditions:

(i)	a special one-time award granted on June 7, 2006 to the Executive Vice-President, Chief Financial and Administrative Officer, which vests at the end of an eight-year period; and

(ii)

a special one-time award granted on October 5, 2009 to the President and Chief Executive Officer, which vests at the end of a five-year and three-month period and is based on the performance criteria described in Section 3.2.4.1 entitled “Special One-Time Equity Award”.

Vesting for Non-Treasury RSUs: All Non-Treasury RSUs awarded to date under the LTIP vest at the end of a three-year period and, with the exception of Performance RSUs described below, all Non-Treasury RSUs are subject to the same vesting conditions as Treasury RSUs described above.

Vesting for Performance RSUs: While key employees continue to receive Non-Treasury RSUs, with the vesting conditions described above, as part of their annual LTIP awards, all Non-Treasury RSUs granted to the senior executives, including the NEOs, are what are referred to in this Circular as “Performance RSUs”. Performance RSUs vest at the end of a three-year period, but vest fully based on the Corporation’s average ROA performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts. The absence of time-based vesting for Performance RSUs reinforces the objective of aligning the interests of the Corporation’s senior executives with those of its shareholders by ensuring that vesting of Performance RSUs is entirely based on meeting ROA performance thresholds.

In addition, Performance RSUs can vest at up to two times the actual number of RSUs awarded, based on the achievement of exceptional ROA performance for the period, as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts. This feature is intended to align the Corporation’s pay practices with its compensation policy, which is to provide the potential for top quartile total compensation when individual and company performance are also top quartile.

Performance RSUs awarded to senior executives are subject to the following relative performance-vesting schedule, with linear interpolation between the 40th percentile and the median and between the median and the 75th percentile:

Financial Performance Relative to the S&P/ TSX Capped Consumer Discretionary Index	Percentage of Award That Vests
Equal to or above the 90th percentile	200%
Equal to the 89th percentile	180%
Equal to the 88th percentile	160%
Equal to the 87th percentile	140%
Equal to the 86th percentile	120%
Equal to or above the 75th percentile and	100%
below the 86th percentile
At the median	50%
Below the 40th percentile	0%

On October 4, 2013, the first set of Performance RSUs granted to senior executives vested. Theses RSUs were granted as part of the fiscal 2010 annual LTIP awards on October 5, 2009. At the request of the Compensation and Human Resources Committee, Mercer reviewed Gildan’s average ROA performance for the three-year vesting period and reported that it was at the ninety-fifth percentile compared with the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts. Accordingly, the Performance RSUs vested at 200% of the actual number of RSUs granted.

Dividends on Outstanding Restricted Share Units

In conjunction with the declaration of its quarterly cash dividend on the Common Shares, the Board also credits the holders of Treasury RSUs, Non-Treasury RSUs and Performance RSUs with additional RSUs based on the amount of the dividend such holders would have received had their RSUs been Common Shares on the payment date of the dividend. Accordingly, effective on the payment date of each of the Corporation’s quarterly cash dividends of US$0.09 per share during fiscal 2013, namely January 7, March 18, June 10 and September 9, 2013, the Board granted additional RSUs to each RSU holder on such date with the same performance objectives and other terms and conditions as the underlying RSUs. For the purpose of this Circular, these additional RSU grants are referred to as “RSU Dividends”.

The number of RSU Dividends granted to each holder is calculated based on the value of the cash dividend the RSU holder would have received had their RSUs been Common Shares on such date, divided by the equivalent of the higher of the closing price of the Common Shares on the TSX or the NYSE, converted to Canadian dollars, on the day preceding the grant date.

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all Option-based and Common Share-based awards outstanding to each Named Executive Officer as at the fiscal year ended September 29, 2013:

Name	Option-Based Awards					Share-Based Awards
	Issuance Date	Number of Securities Underlying Unexercised Options (1) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options (2) ($)	Issuance Date	Number of Shares or Units of Shares That Have Not Vested (1) (3) (#)	Market or Payout Value of Share-Based Awards That Have Not Vested (4) ($)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)
Glenn J. Chamandy	Oct 1, 2012	122,347	31.17	Sep 30, 2019	2,111,709	Oct 1, 2012	39,126	1,894,872	-
	Oct 3, 2011	107,079	27.20	Oct 2, 2018	2,273,287	Oct 3, 2011	44,052	2,133,438	-
	Oct 4, 2010	29,283	28.64	Oct 3, 2017	579,511	Oct 4, 2010	13,641	660,634	-
	Oct 5, 2009	409,711 (5)	22.13	Oct 4, 2019	10,775,399	Oct 5, 2009	207,382 (6)	10,043,510	-
	Oct 5, 2009	20,018	20.12	Oct 4, 2016	566,710	-	-	-	-
	Oct 6, 2008	22,505	23.49	Oct 5, 2015	561,275	-	-	-	-
Laurence G. Sellyn	-	-	-	-	-	Oct 1, 2012	16,393	793,913	-
	Oct 3, 2011	22,432	27.20	Oct 2, 2018	476,231	Oct 3, 2011	9,228	446,912	-
	Oct 4, 2010	11,962	28.64	Oct 3, 2017	236,728	Oct 4, 2010	5,572	269,852	-
	Oct 5, 2009	16,355	20.12	Oct 4, 2016	463,010	Jun 7, 2006	154,304 (7)	7,472,943	-
	Oct 6, 2008	3,536	23.49	Oct 5, 2015	88,188	-	-	-	-
	Oct 1, 2007	9,456	39.39	Sep 30, 2014	85,482	-	-	-	-
Benito A. Masi	Oct 1, 2012	18,055	31.17	Sep 30, 2019	311,629	Oct 1, 2012	5,774	279,635	-
	Oct 3, 2011	15,802	27.20	Oct 2, 2018	335,476	Oct 3, 2011	6,500	314,795	-
	Oct 4, 2010	6,482	28.64	Oct 3, 2017	128,279	Oct 4, 2010	3,019	146,210	-
	Oct 5, 2009	8,862	20.12	Oct 4, 2016	250,883	-	-	-	-
	Oct 6, 2008	7,664	23.49	Oct 5, 2015	191,140	-	-	-	-
	Oct 1, 2007	5,124	39.39	Sep 30, 2014	46,321	-	-	-	-
Michael R. Hoffman	Oct 1, 2012	17,752	31.17	Sep 30, 2019	306,400	Oct 1, 2012	5,677	274,937	-
	Oct 3, 2011	15,939	27.20	Oct 2, 2018	338,385	Oct 3, 2011	6,556	317,507	-
	Oct 4, 2010	5,881	28.64	Oct 3, 2017	116,385	Oct 4, 2010	2,739	132,650	-
	Oct 5, 2009	8,537	20.12	Oct 4, 2016	241,682	Feb 12, 2009	61,721 (8)	2,989,148	-
	Oct 6, 2008	6,247	23.49	Oct 5, 2015	155,800	-	-	-	-
	Oct 1, 2007	3,849	39.39	Sep 30, 2014	34,795	-	-	-	-
	Oct 1, 2012	17,752	31.17	Sep 30, 2019	306,400	Oct 1, 2012	5,677	274,937	-
Eric R. Lehman	Oct 3, 2011	16,417	27.20	Oct 2, 2018	348,533	Oct 3, 2011	6,753	327,048	-
	Oct 4, 2010	4,862	28.64	Oct 3, 2017	96,219	Oct 4, 2010	3,019	146,210	-
	Oct 5, 2009	3,936	20.12	Oct 4, 2016	111,428	Feb 12, 2009	41,147 (8)	1,992,749	-
	Oct 6, 2008	1,511	23.49	Oct 5, 2015	37,684	-	-	-	-

(1)

The number of Securities Underlying Unexercised Options or share units (Treasury RSUs, Performance RSUs and RSU Dividends) that have not vested represents all awards outstanding at fiscal year-end, including awards granted before the most recently completed fiscal year. The number of Performance RSUs shown is at target (100% vesting).

(2)

“Value of Unexercised In-the-Money Options” at fiscal year-end is calculated based on the difference between the closing price of the Common Shares on the TSX on the last trading day prior to the fiscal year-end (September 27, 2013) of $48.43 and the exercise price of the Options, multiplied by the number of unexercised Options.

(3)

The “Number of Shares or Units of Shares That Have Not Vested” includes all grants of RSU Dividends described above in this Section 3.2.2.9 under the heading “Dividends on Outstanding Restricted Share Units”. For fiscal 2013, Glenn J. Chamandy was awarded 346, 390, 121 and 1,836 RSU Dividends in respect of his awards dated October 1, 2012, October 3, 2011, October 4, 2010 and October 5, 2009 (special one-time equity award), respectively. For fiscal 2013, Laurence G. Sellyn was awarded 145, 81, 49 and 1,366 RSU Dividends in respect of his awards dated October 1, 2012, October 3, 2011, October 4, 2010 and June 7, 2006, respectively. For fiscal 2013, Benito A. Masi was awarded 51, 57 and 27 RSU Dividends in respect of his awards dated October 1, 2012, October 3, 2011 and October 4, 2010, respectively. For fiscal 2013, Michael R. Hoffman was awarded 50, 58, 24 and 546 RSU Dividends in respect of his awards dated October 1, 2012, October 3, 2011, October 4, 2010 and February 12, 2009, respectively. For fiscal 2013, Eric R. Lehman was awarded 50, 59, 27, and 364 RSU Dividends in respect of his awards dated October 1, 2012, October 3, 2011, October 4, 2010 and February 12, 2009, respectively.

(4)

“Market or Payout Value of Share-Based Awards That Have Not Vested” is determined at target (100%) by multiplying the number of share units (Treasury RSUs, Performance RSUs and RSU Dividends) held at fiscal year-end, by the closing price of the Common Shares on the TSX on the last trading day prior to the fiscal year-end (September 27, 2013) of $48.43. At maximum vesting (200%), the Performance RSUs granted on October 1, 2012 to Messrs. Chamandy, Sellyn, Masi, Hoffman and Lehman would have payout values of $3,789,744, $1,587,826, $559,270, $549,874 and $549,874, respectively. At maximum vesting (200%), the Performance RSUs granted on October 3, 2011 to Messrs. Chamandy, Sellyn, Masi, Hoffman and Lehman would have payout values of $4,266,877, $893,824, $629,590, $635,014 and $654,096, respectively. At maximum vesting (200%), the Performance RSUs granted on October 4, 2010 to Messrs. Chamandy, Sellyn, Masi, Hoffman and Lehman would have payout values of $1,321,267, $539,704, $292,420, $265,300 and $292,420, respectively (See above in this Section 3.2.2.9 under the heading “Performance Measures and Weightings”).

(5)	This is the one-time award of Options described in Section 3.2.4.1 entitled “Special One-Time Equity Award”.
(6)

This is the one-time award of Treasury RSUs described in Section 3.2.4.1 entitled “Special One-Time Equity Award”. The original award of Treasury RSUs was 201,597. Between the grant date and September 29, 2013, 5,785 RSU Dividends have been granted in respect of this award.

(7)

This is a one-time award of Treasury RSUs granted in recognition of the strategic role of Laurence G. Sellyn in the future success of the Corporation. The vesting conditions of this award have been structured to provide him with an incentive to remain with the Corporation for the balance of his working career. The original award of Treasury RSUs was 150,000. Between the grant date and September 29, 2013, 4,304 RSU Dividends have been granted in respect of this award.

(8)	These are one-time awards of Treasury RSUs granted for retention purposes, as well as to offer competitive total compensation at the market median and to maintain internal equity.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the value of incentive plan awards that vested or were earned for each Named Executive Officer for the fiscal year ended September 29, 2013:

Name	Option-Based Awards Value Vested During the Year (1) ($)	Share-Based Awards Value Vested During the Year (2) ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (SCORES) ($)
Glenn J. Chamandy	197,865	1,198,651	1,601,885
Laurence G. Sellyn	91,686	489,570	632,830
Benito A. Masi	49,672	265,312	373,224 (3)
Michael R. Hoffman	45,021	256,185	374,516 (3)
Eric R. Lehman	43,142	236,246	374,516 (3)

(1)

“Option-Based Awards-Value Vested During the Year” represents the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the TSX on the vesting date (or the most recent preceding trading day where such vesting date is a non-trading day) and the exercise price. For the October 4, 2012 vesting, the closing price of the Common Shares on the TSX on the previous business day was $32.44. For the October 5, 2012 vesting, the closing price of the Common Shares on the TSX on the previous business day was $32.18. For the October 6, 2012 vesting, the closing price of the Common Shares on the TSX on the previous business day was $32.26.

(2)

“Share-Based Awards-Value Vested During the Year” is the vesting of Performance RSUs on October 4, 2012. These Non-Treasury RSUs, which were granted on October 5, 2009 as part of the annual LTIP awards in fiscal 2010, are the first RSUs to vest for senior executives as Performance RSUs and they vested at 200% (see above in this Section 3.2.2.9, under the heading “Performance Measures and Weightings”). The amount represents the aggregate dollar amount received by multiplying the number of Non-Treasury RSUs held by the Named Executive Officer, by the average of the closing prices of the Common Shares on the TSX for the five trading days preceding the vesting date. The price used was $32.07 for Messrs. Chamandy, Sellyn and Masi. For Messrs. Hoffman and Lehman the price was $32.16.

(3)

Non-equity incentive awards for Benito A. Masi, Michael R. Hoffman and Eric R. Lehman are paid in U.S. dollars and were converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013, the last trading day of fiscal 2013.

Options Exercised During the Year

During fiscal 2013, the NEOs exercised the following Options:

Name	Number of Options Exercised (#)	Option Exercise Price ($)	Gain Realized(1) ($)
Glenn J. Chamandy	15,046 21,700 20,018	39.39 27.17 20.12	44,536 329,768 444,100
Laurence G. Sellyn	13,640 10,608	27.17 23.49	199,917 255,521
Benito A. Masi	7,392	27.17	149,955
Michael R. Hoffman	5,718	27.17	87,371
Eric R. Lehman	3,623 1,620 3,935 3,022	39.39 28.64 20.12 23.49	8,538 20,950 84,176 54,843

(1)

The gain realized is calculated based on the difference between the market value of the Common Shares upon exercise and the exercise price of the Options, multiplied by the number of exercised Options.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides, for fiscal 2013, with respect to the LTIP:

(i)	The number of securities to be issued upon the exercise of outstanding options, warrants and rights;

(ii)	The weighted-average exercise price of such outstanding options, warrants and rights; and

(iii)	The number of securities remaining available for future issuance under the applicable plan, other than securities to be issued upon the exercise of such outstanding options, warrants and rights.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the Second Column) (#)
Equity compensation plan approved by security holders
- LTIP (Options)	1,045,927	25.88	2,138,374 (1)
- LTIP (Treasury RSUs)	772,206	N/A	-

(1)	The Common Shares reserved for issuance under the LTIP are reserved for both the exercise of Options and the vesting of Treasury RSUs.

The Corporation does not have any equity compensation plans, under which equity securities are authorized for issuance, not previously approved by shareholders.

3.2.2.10 Other Compensation

Benefits and Perquisites

The Corporation’s senior executive benefits program includes life, medical, dental and disability insurance and a healthcare spending account. This program also includes out-of-country emergency services in medical or personal security situations. Perquisites consist of a car allowance, club memberships, personal insurance, health assessments and financial counselling. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations.

In its compensation review during fiscal 2013, Mercer indicated to the Compensation and Human Resources Committee that the perquisites paid to the NEOs were above average compared to market surveys. Consequently, Mercer recommended that no adjustment to the NEOs’ perquisites be made based on their total compensation positioning.

Retirement Benefits

Under the Corporation’s retirement savings program, the NEOs (other than Michael R. Hoffman, Eric R. Lehman and Benito A. Masi, who are not Canadian residents) and all other Canadian salaried employees receive, under the Deferred Profit Sharing Plan (“DPSP”), an amount equal to their contribution to their Registered Retirement Savings Plan (“RRSP”), up to a maximum of 5% of their annual base salary. In addition, should the Corporation’s contribution result in a total contribution made by the employee, or on behalf of the employee, in excess of the limit prescribed under Canadian law, the additional amount is credited under the Supplemental Executive Retirement Plan (“SERP”), which is an unfunded plan.

Benito A. Masi ceased to be a Canadian resident on December 31, 2012 and as a result has ceased to contribute to his RRSP account since that date. Consequently, the Corporation has ceased contributing to his DPSP account and the 5% Gildan contribution is fully credited under his SERP account.

Under the Corporation’s 401(k) program, Michael R. Hoffman, Eric R. Lehman and the other salaried employees who are citizens of the United States, receive from Gildan an amount equal to 50% of their own contributions, up to a maximum of 3% of their annual base salary or up to the maximum amount determined by the U.S. government. In addition, Michael R. Hoffman and Eric R. Lehman are credited by the Corporation under the U.S. SERP, with an amount equal to 2% of their annual base salaries and short-term incentive payouts.

Defined Contribution Plans

The following table presents the value accumulated under the above-mentioned retirement savings programs for each of the NEOs as of the beginning and end of fiscal 2013:

Name	Accumulated Value at Start of Year (1) ($)	Compensatory (2) ($)	Accumulated Value at Year-End (1) ($)
Glenn J. Chamandy	671,254	41,901	838,710
Laurence G. Sellyn	447,269	25,780	556,067
Benito A. Masi	330,796	20,482	390,120
Michael R. Hoffman	402,795 (3)	21,764	430,527
Eric R. Lehman	174,318 (3)	20,906	226,934

(1)

“Accumulated Value at Start of Year” and “Accumulated Value at Year-End” correspond to the sum of the balances in the following accounts of each Named Executive Officer: RRSP, DPSP and SERP (other than for Michael R. Hoffman, whose accumulated value corresponds to the sum of the balances in his accounts from the Corporation’s 401(k) and SERP programs, and for Eric R. Lehman, whose accumulated value corresponds to the sum of the balances in his accounts from the Corporation’s RRSP, DPSP, 401(k) and SERP programs).

(2)

“Compensatory” refers to the Corporation’s contributions under all the above-mentioned accounts (other than for Michael R. Hoffman, where the Corporation’s contributions are under the 401(k) and SERP programs and for Eric R. Lehman, where the Corporation’s contributions are under the DPSP, 401(k) and SERP programs). Amounts disclosed reflect the contributions paid to the Named Executive Officers’ DPSP or 401(k) accounts and the contributions fully credited to their SERP accounts from October 1, 2012 to September 29, 2013.

(3)	Amounts for Michael R. Hoffman and Eric R. Lehman have been converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013, the last trading day of fiscal 2013.

Employee Share Purchase Plan

The Gildan Employee Share Purchase Plan (the “ESPP”) provides an opportunity for all Canadian and U.S. citizens or residents who are full-time or regular part-time employees of the Corporation and its subsidiaries to participate in the Corporation’s ownership. This opportunity is also provided to certain full-time and regular part-time employees located in Honduras, the Dominican Republic, Nicaragua and Barbados. Employees of Gildan Yarns, LLC (formerly CanAm Yarns, LLC) and of Anvil Knitwear, Inc. became eligible to participate in the ESPP as of January 2013.

Under the ESPP, an eligible employee may contribute between 1% and 10% of his or her annual base salary for any given year toward the purchase of Common Shares. The contributions are deducted by the Corporation from the payroll of any participant and paid over to a custodian for the account of such participant. The custodian then purchases from the treasury of the Corporation, for and on behalf of each participant, a number of Common Shares equal to the quotient obtained by dividing the contributions made during a given month by 90% of the market price of the Common Shares at the end of such month. For the purpose of the ESPP, “market price” means, on any purchase date, the weighted average trading price per share of the Common Shares on the NYSE or, for Canadian citizens or residents, the TSX, for the five trading days immediately preceding the purchase date. In all jurisdictions, the Common Shares purchased under the ESPP may not be sold until the expiration of a minimum two-year retention period. The Corporation pays all administrative costs associated with the ESPP. Senior executives are subject to the same ESPP terms as other employees and their participation is voluntary.

3.2.3           Summary Compensation Table

The Summary Compensation Table set forth below shows compensation information for the Named Executive Officers for services rendered in all capacities during the fiscal years ended September 29, 2013, September 30, 2012 and October 2, 2011.

For compensation related to previous years, please refer to the Corporation’s management proxy circulars filed with Canadian securities commissions and available at www.sedar.com or filed with the U.S. Securities and Exchange Commission and available at www.sec.gov.

Name and Principal Position	Year	Salary ($)	Share-Based Awards (1) ($)	Option-Based Awards (2) ($)	Non-Equity Incentive Plan Compensation		Pension Value (3) ($)	All Other Compensation (4) ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-Term Incentive Plans ($)
Glenn J. Chamandy President and Chief Executive Officer	2013	849,219	1,208,773	1,208,897	1,601,885	N/A	41,901	80,379 (5)	4,991,054
	2012	795,875	1,173,571	1,173,757	-	N/A	39,833	64,079	3,247,115
	2011	774,854	379,795	379,915	1,414,144	N/A	38,677	87,480	3,074,865
Laurence G. Sellyn Executive Vice- President, Chief Financial and Administrative Officer	2013	516,472	506,450 (6)	- (6)	632,830	N/A	25,780	-	1,681,532
	2012	500,201	245,861	245,891	-	N/A	25,035	-	1,016,988
	2011	486,990	155,143	155,194	577,706	N/A	24,308	-	1,399,341
Benito A. Masi Executive Vice- President, Manufacturing	2013	396,830 (7)	178,386	178,399	373,224 (8)	N/A	20,482	164,402 (9)	1,311,723
	2012	352,364	173,182	173,215	-	N/A	17,635	-	716,396
	2011	343,057	84,058	84,097	313,047 (8)	N/A	17,124	42,151	883,534
Michael R. Hoffman President, Printwear	2013	397,703 (10)	175,394	175,406	374,516 (11)	N/A	21,764	298,104 (12)	1,442,887
	2012	343,156 (10)	174,678	174,717	-	N/A	26,261	271,367	990,179
	2011	321,326 (10)	76,268	76,300	293,410 (11)	N/A	92,310	262,039	1,121,653
Eric R. Lehman President, Branded Apparel	2013	396,120 (13)	175,394	175,406	374,516 (14)	N/A	20,906	-	1,142,342
	2012	346,444 (13)	179,928	179,957	-	N/A	23,856	76,104	806,289
	2011	353,323 (13)	84,058	84,097	322,452 (14)	N/A	18,636	157,449	1,020,015

(1)

The share-based awards include Treasury RSUs and Performance RSUs (see Section 3.2.2.9 entitled “Long-Term Incentives”). The Performance RSUs are granted annually and grant levels are based on the Named Executive Officers’ base salary on the grant date. The Performance RSUs have the potential to vest at a maximum of 200% of the actual number of RSUs granted (see Section 3.2.2.9 under the heading “Performance Measures and Weightings”). The Treasury RSUs are one-time awards that are granted generally for retention purposes. The value of the share-based awards is determined by multiplying the number of RSUs awarded at target (100%) by the higher of the closing price of the Common Shares on the TSX and the NYSE on the day preceding the grant date, converted to Canadian dollars using the Bank of Canada closing rate on such date, which in the case of the annual grants of Performance RSUs was $31.17 for fiscal 2013, $27.20 for fiscal 2012 and $28.64 for fiscal 2011.

(2)

Option-based awards are granted annually and grant levels are based on the Named Executive Officers’ base salary on the grant date. The value of the Option- based awards reflects the higher of the closing price of the Common Shares on either the TSX or the NYSE on the date preceding the grant date, converted to Canadian dollars using the Bank of Canada closing rate on such date ($31.17 for fiscal 2013, $27.20 for fiscal 2012 and $28.64 for fiscal 2011) multiplied by the Black-Scholes factor (31.70% for fiscal 2013, 40.3% for fiscal 2012 and 45.3% for fiscal 2011). The Black-Scholes factor for fiscal 2013 was calculated based on the following assumptions: (i) term of seven years, (ii) expected life of five years, (iii) risk-free rate of 1.30%, (iv) volatility (3-year, daily) of 37.7% (capped at 50%) and (v) dividend yield of 0.95%. The Black-Scholes factor for fiscal 2012 was calculated based on the following assumptions: (i) term of seven years, (ii) expected life of five years, (iii) risk-free rate of 1.39%, (iv) volatility (3-year, daily) of 54.6% (capped at 50%) and (v) dividend yield of 1.15%. The Black-Scholes factor for fiscal 2011 was calculated based on the following assumptions: (i) term of seven years, (ii) expected life of five years, (iii) risk-free rate of 2.01%, (iv) volatility (3-year, daily) of 61.7% (capped at 50%) and (v) dividend yield of 1.4%. The assumptions used to calculate the grant date fair value of Option-based awards differ from those used to calculate their accounting fair value, but are consistent with the assumptions used for compensation benchmarking purposes, in order to ensure that Gildan’s long-term incentive grants are market-competitive.

(3)

“Pension Value” only includes employer DPSP and SERP contributions, other than for Michael R. Hoffman whose accumulated value includes 401(k) and SERP employer contributions, and for Eric R. Lehman whose accumulated value includes employer DPSP, 401(k) and SERP contributions.

(4)

“All Other Compensation” represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of a Named Executive Officer’s total salary for the applicable fiscal year. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each Named Executive Officer (if applicable). The perquisite account of each Named Executive Officer is credited on January 1 of each year. The account is debited based on the actual costs of perquisites as submitted to the Corporation by the Named Executive Officer and supported by documentation. Any unused balance at the end of the year is paid in cash.

(5)

Represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of Glenn J. Chamandy’s total salary for fiscal 2013. This amount includes $28,809 for a critical illness policy for fiscal 2013.

(6)

As described in Section 3.2.6.1 under the Heading “Retirement Arrangements for a Named Executive Officer”, the Addendum to Laurence G. Sellyn’s Employment Agreement provides that he was to receive 100% of the fiscal 2013 LTIP grant in Performance RSUs, as opposed to 50% in Options and 50% in Performance RSUs due to the fact that Performance RSUs have a shorter vesting period than Options.

(7)

Benito A. Masi’s base salary is partially paid in U.S. dollars due to his relocation to Panama in December 2012 and was converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013, the last trading day of fiscal 2013.

(8)

The “Annual Incentive Plan” award for fiscal 2013 for Benito A. Masi was partially paid in U.S. dollars due to his relocation to Panama in December 2012 and the portion paid in U.S. dollars was converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013, the last trading day of fiscal 2013. The award for fiscal 2011 was paid in Canadian dollars.

(9)

“All Other Compensation” disclosed for Benito A. Masi for fiscal 2013 includes a payment of expatriate expenses of US$74,254 for an expatriate international allowance. This includes a relocation incidental expense paid to Mr. Masi equal to one month’s salary. This amount was converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013, the last trading day of fiscal 2013.

(10)

Michael R. Hoffman’s base salary is paid in U.S. dollars and amounted to US$386,007 for fiscal 2013, US$349,020 for fiscal 2012 and US$309,294 for fiscal 2011. Mr. Hoffman’s base salary was converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013, the last trading day of fiscal 2013, $0.9832 for fiscal 2012 and $1.0389 for fiscal 2011.

(11)

The “Annual Incentive Plan” award for fiscal 2013 for Michael R. Hoffman was paid in U.S. dollars and was converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013, the last trading day of fiscal 2013. The award for fiscal 2011 was paid in U.S. dollars and was converted to Canadian dollars using an exchange rate of $1.0389 as of September 30, 2011, the last trading day of fiscal 2011.

(12)

“All Other Compensation” disclosed for Michael R. Hoffman for fiscal 2013 includes a reimbursement of expatriate expenses of US$87,822 for a Barbados housing and utility allowance, which was converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013, the last trading day of fiscal 2013.

(13)

Eric R. Lehman’s base salary is paid in U.S. dollars and amounted to US$384,471 for fiscal 2013 and US$352,364 for fiscal 2012. Mr. Lehman’s base salary was converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013 for fiscal 2013 and $0.9832 as of October 1, 2012 for fiscal for 2012. For fiscal 2011, Eric. R. Lehman’s base salary was paid in Canadian dollars prior to his transfer to Charleston, South Carolina during the fiscal year and the portion paid in U.S. dollars was converted to Canadian dollars using an exchange rate of $1.0389 as of September 30, 2011, the last trading day of fiscal 2011.

(14)

The “Annual Incentive Plan” award for Eric R. Lehman was paid in U.S. dollars and was converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013, the last trading day of fiscal 2013. In fiscal 2011, Mr. Lehman’s award was partially paid in U.S. dollars and the portion paid in U.S. dollars was converted to Canadian dollars using an exchange rate of $1.0389 as of September 30, 2011, the last trading day of fiscal 2011.

To demonstrate the link between NEO compensation and business performance, the following table shows the total cost of compensation to the NEOs as a percentage of the Corporation’s net income after tax and as a percentage of the equity market capitalization for fiscal 2013 and 2012:

Fiscal Year	Total Cost of Compensation to Named Executive Officers (1) (US$)	Total Cost of Compensation to Named Executive Officers/ Total Net Earnings (%)	Total Cost of Compensation to Named Executive Officers/ Total Equity Market Capitalization (%)
2013	15,177,150	4.7	0.3
2012	8,567,798	5.8	0.2

(1)

The “Total Cost of Compensation to Named Executive Officers” represents the total compensation cost for the Named Executive Officers recognized in the Corporation’s net earnings for fiscal 2013 and fiscal 2012 in accordance with International Financial Reporting Standards. The amounts recognized in net earnings for Named Executive Officer compensation other than share-based awards consists of the sum of the amounts under the columns “Salary”, “Non- Equity Incentive Plan Compensation”, “Pension Value” and “All Other Compensation”, converted to U.S. dollars using exchange rates in effect during the fiscal year (US$0.9859 for fiscal 2013 and US$0.9886 for fiscal 2012). The amounts recognized in net earnings for Named Executive Officer share-based compensation is based on the recognition of the total compensation cost of share-based awards over their vesting periods, in accordance with the Corporation’s accounting policy for share-based payments as disclosed in note 3 to the Corporation’s consolidated financial statements for the fiscal year ended September 29, 2013. The compensation cost for Performance RSUs is translated to U.S. dollars in the Corporation’s consolidated financial statements based on exchange rates in effect during the fiscal year (US$0.9859 for fiscal 2013 and US$0.9886 for fiscal 2012). The compensation cost for Option-based awards and Treasury RSUs is translated to U.S. dollars in the Corporation’s consolidated financial statements based on the exchange rates that were in effect at the date of the granting of the awards.

3.2.4           Compensation of the President and Chief Executive Officer

The compensation of the President and Chief Executive Officer is governed by the Corporation’s executive compensation policy described in Section 3.2 entitled “Compensation of Senior Executives”. The President and Chief Executive Officer participates in all the same incentive plans as the other Named Executive Officers. The following table summarizes the President and Chief Executive Officer’s compensation for the last fiscal year and sets forth his aggregate equity holdings as at December 12, 2013:

Glenn J. Chamandy
President and Chief Executive Officer

Glenn J. Chamandy is a founding entrepreneur of Gildan. Since the Corporation became a public company in June 1998, its equity market capitalization has increased from $102,286,000 to $5,904,044,976 as at September 29, 2013. ROA performance has consistently been at or above the 90th percentile relative to the S&P/TSX Capped Consumer Discretionary Index (excluding income trusts) and ROA performance has consistently been at or above the 75th percentile relative to the Proxy Reference Group. Mr. Chamandy's total career cash compensation since the Corporation became a public company (1998 to 2013) is $31,692,034, including the realized gains from Options and Non-Treasury RSUs granted during the period. This represents 0.5% of the increase in market capitalization during this period.

Fiscal 2013 Highlights:

- Sales growth of 12%
- Record earnings and segment operating profitability, with EPS growth of 109%
- ROE of 21%
- Free cash flow generation in excess of $260 million after financing capital expenditures of approximately $165 million
- New branded programs with national retail customers and regional retail chains, including Gildan® branded underwear program placed with a U.S. national mass-market retailer
- Completion of ramp-up of Rio Nance 5, Gildan's newest and largest textile facility
- Significant investments in vertically-integrated yarn-spinning capabilities
- Repayment of amounts drawn on long-term credit facility to finance prior acquisitions
- 20% increase in the amount of the quarterly dividend
- Gildan included in Dow Jones Sustainability Index

Total Compensation

Year	Salary $	Share-Based Awards[1] $	Option-Based Awards[2] $	Non-Equity Incentive Plan Compensation: Annual Incentive Plans $	Non-Equity Incentive Plan Compensation: Long-Term Incentive Plans $	Pension Value[3] $	All Other Compensation[4] $	Total Compensation $
2013	849,219	1,208,773	1,208,897	1,601,885	N/A	41,901	80,379	4,991,054

Aggregate Holdings of Common Shares, RSUs and Options

The following table shows the aggregate value (as at December 12, 2013) of Common Shares, Treasury RSUs, Non-Treasury RSUs, Performance RSUs and Options held as at September 29, 2013 as well as the year-over-year increase/decrease in equity ownership:

Common Shares[5]		RSUs[6]		Net Change in Equity[7]	Exercisable Options[8]		Unexercisable Options[8]	
Number	Value	Number	Value	Number	Number	Value	Number	Value
7,070,080	$379,946,099	304,201	$16,347,762	(2,735,552)	24,198	$694,292	686,745	$19,948,706

(1)

The share-based awards are Performance RSUs, which have the potential to vest at a maximum of 200% of the actual number of RSUs granted (see Section 3.2.2.9 under the heading “Performance Measures and Weightings”). The value of the share-based awards is determined by multiplying the number of RSUs awarded at target (100%) by the higher of the closing price of the Common Shares on either the TSX or the NYSE the day preceding the grant date, converted to Canadian dollars using the Bank of Canada closing rate on such date ($31.17).

(2)

The value of the Option-based award reflects the higher of the closing price of the Common Shares on either the TSX or the NYSE the day preceding the grant date, converted to Canadian dollars using the Bank of Canada closing rate on such date ($31.17) multiplied by the Black-Scholes factor (31.7%).

(3)	“Pension Value” only includes SERP contributions.
(4)

Represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of Glenn J. Chamandy’s total salary for fiscal 2013. This amount includes $28,809 for a critical illness policy.

(5)

This refers to Common Shares beneficially owned or over which control or direction is exercised by Glenn J. Chamandy as at September 29, 2013. The value of such Common Shares is determined by multiplying the number of Common Shares held as at September 29, 2013 by the closing price of the Common Shares on the TSX on December 12, 2013 ($53.74).

(6)

The RSUs held are comprised of Treasury RSUs, Performance RSUs and RSU Dividends. The aggregate value of such RSUs is determined by multiplying the number of RSUs held as at September 29, 2013 by the closing price of the Common Shares on the TSX on December 12, 2013 ($53.74). For the purposes hereof, Performance RSUs are assumed to vest at target (100%). The aggregate value of the RSU awards held assuming the Performance RSUs achieve maximum vesting of 200% of the actual number of RSUs granted would be $21,550,815.

(7)	“Net Change in Equity” refers to the net change in ownership of Common Shares and RSUs from October 1, 2012 to September 29, 2013.
(8)

The value of the exercisable and unexercisable Options is calculated based on the difference between the closing price of the Common Shares on the TSX on December 12, 2013 ($53.74) and the exercise price of the Options, multiplied by the number of exercisable and unexercisable Options held as at September 29, 2013.

The Compensation and Human Resources Committee considers the advice of an outside compensation consultant in determining the grants to be awarded to the President and Chief Executive Officer under the LTIP.

The President and Chief Executive Officer’s salary as of February 1, 2013 was $830,040. The compensation review conducted by Mercer in fiscal 2013 indicated that the base salary of the President and Chief Executive Officer was significantly below the median of the Proxy Reference Group. In accordance with Gildan’s compensation philosophy and market positioning, the Compensation and Human Resources Committee recommended an adjustment to Glenn J. Chamandy’s salary to bring it slightly above the median of the Proxy Reference Group. On the recommendation of the Committee, the Board approved an increase in the President and Chief Executive Officer’s base salary to $1,000,000, effective August 1, 2013.

The President and Chief Executive Officer received a bonus under the SCORES program of $1,601,885, which represents 189% of his short-term incentive target. As well, in conjunction with the annual LTIP awards for fiscal 2013, he was granted 38,780 Performance RSUs and 122,347 Options on October 1, 2012, which in the aggregate represented 300% of his base salary as at October 1, 2012. The Options granted on October 1, 2012 were awarded at an exercise price of $31.17, and will vest in accordance with the provisions of the LTIP, as previously approved by the Corporation’s shareholders.

3.2.4.1 Special One-Time Equity Award

At the beginning of fiscal 2010, the Compensation and Human Resources Committee recommended, and the Board of Directors approved, a special one-time award to Mr. Chamandy of 409,711 Options and 201,597 Treasury RSUs, which vest at the end of a five-year and three-month period.

The purpose of the award is intended to recognize Mr. Chamandy’s extraordinary importance to the success of the Corporation and the achievement of the Corporation’s long-term strategic plan objectives (the “Strategic Plan”).

The grant date value of the award is $8.1 million, which was equivalent to an annual award of 220% of Mr. Chamandy’s then-current accumulated base salary over the vesting period. The annual value of this onetime award, together with all other annual compensation, including annual equity awards under the LTIP, provides the opportunity for Mr. Chamandy to earn total direct compensation over the vesting period that is positioned between the median and the 75th percentile of the Proxy Reference Group, provided that the Corporation achieves its financial and strategic objectives, in accordance with the Corporation’s compensation philosophy.

The award is entirely performance-contingent because half of the award is granted in premium-priced Options and half of the award is granted in Treasury RSUs, which vest based upon the Corporation’s performance relative to the Strategic Plan.

The Options have an exercise price equal to 110% of the closing price of the Common Shares on the TSX on October 2, 2009, the last trading day before the date of grant, which means that approximately $250 million in market value will need to be created before the Options are “in-the-money”. The Options are not exercisable until the fifth anniversary of the grant date and have a term of 10 years.

The Treasury RSUs will cliff-vest in January 2015. The extended vesting period will allow the Board of Directors to fully assess the Corporation’s performance against the Strategic Plan. The maximum number of RSUs which can vest is 100% of the number of RSUs granted. Performance will be assessed annually by the independent members of the Corporation’s Board of Directors. This evaluation will be documented and discussed with Mr. Chamandy on an annual basis, although the final outcomes regarding performance against the Strategic Plan will not be determined until the final assessment at the conclusion of the fifth year.

In determining performance for the purpose of the Treasury RSUs, the Board assesses the progress made in implementing Gildan’s various strategic initiatives, including progress against annual objectives that are set each year of the award period expressly for this purpose. As part of this assessment, the Board also considers other factors as it deems appropriate, such as financial and other quantitative benchmarks, including diluted EPS and return on net assets, as well as material unforeseen events, such as major investments or divestments. In this regard, the independent Board members in collaboration with the Compensation and Human Resources Committee, reviewed Mr. Chamandy’s fiscal 2013 performance in November 2013 and discussed their assessment with him in a private session. Objectives for fiscal 2014 were discussed with Mr. Chamandy and approved in November 2013.

3.2.4.2 Shareholding Requirement for the Chief Executive Officer

As provided in the Executive Share Ownership Policy, the President and Chief Executive Officer is required to hold Common Shares (or RSUs) having a minimum total share market value of six times his base salary. The President and Chief Executive Officer will be required to continue to hold such Common Shares (or RSUs) throughout his tenure in that role. See Section 3.2.2.3 entitled “Executive Share Ownership Policy”. Mr. Chamandy, as a founding entrepreneur of the Corporation, has a shareholding position that is significantly in excess of this minimum requirement. Mr. Chamandy is one of the Corporation’s largest shareholders.

3.2.5           Compensation for Other Named Executive Officers

The following tables show the total compensation of the Named Executive Officers (other than Glenn J. Chamandy, the President and Chief Executive Officer) for the September 29, 2013 fiscal year and sets forth the value of their aggregate equity holdings as at December 12, 2013:

(1)

The share-based awards are Performance RSUs, which are calculated based on the NEO’s base salary on the grant date. The Performance RSU awards have the potential to vest at a maximum of 200% of the actual number of RSUs granted (see Section 3.2.2.9 under the heading “Performance Measures and Weightings”). The value of the share-based awards is determined by multiplying the number of RSUs awarded at target (100%) by the higher of the closing price of the Common Shares on either the TSX or the NYSE on the day preceding the grant date, converted to Canadian dollars using the Bank of Canada closing rate on such date ($31.17).

(2)

The value of the Option-based awards reflects the higher of the closing price of the Common Shares on either the TSX or the NYSE on the day preceding the grant date, converted to Canadian dollars using the Bank of Canada closing rate on such date ($31.17) multiplied by the Black-Scholes factor (31.7%).

(3)

“Pension Value” only includes employer DPSP and SERP contributions, other than for Michael R. Hoffman whose accumulated value includes 401(k) and SERP employer contributions, and for Eric R. Lehman whose accumulated value includes employer DPSP, 401(k) and SERP contributions.

(4)

“All Other Compensation” represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of a NEO’s total salary for fiscal 2013. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each NEO (if applicable). The perquisite account of each NEO is credited on the first day of January of each year. The account is debited based on the actual costs of perquisites as submitted to the Corporation by the NEO and supported by documentation. Any unused balance at the end of the year is paid in cash as income.

(5)

As described in Section 3.2.6.1 under the Heading “Retirement Arrangements for a Named Executive Officer”, the Addendum to Laurence G. Sellyn’s Employment Agreement provides that he was to receive 100% of the fiscal 2013 LTIP grant in Performance RSUs, as opposed to 50% in Options and 50% in Performance RSUs due to the fact that Performance RSUs have a shorter vesting period than Options.

(6)

This refers to Common Shares beneficially owned or over which control or direction is exercised by the NEO as at September 29, 2013. The value of such Common Shares is determined by multiplying the number of Common Shares held as at September 29, 2013 by the closing price of the Common Shares on the TSX on December 12, 2013 ($53.74).

(7)

The RSUs held are comprised of Treasury RSUs, Performance RSUs and RSU Dividends. The aggregated value of such RSUs is determined by multiplying the number of RSUs held as at September 29, 2013 by the closing price of the Common Shares on the TSX on December 12, 2013 ($53.74). For the purposes hereof, Performance RSUs are assumed to vest at target (100%). The aggregated value of the RSU awards held assuming the Performance RSUs achieve maximum vesting of 200% of the actual number of RSUs granted would be $11,644,921, $1,643,692, $4,926,077 and $3,871,698 for Messrs. Sellyn, Masi, Hoffman and Lehman, respectively.

(8)	“Net Change in Equity” refers to the net change in ownership of Common Shares and RSUs from October 1, 2012 to September 29, 2013.
(9)

The value of the exercisable and unexercisable Options is calculated based on the difference between the closing price of the Common Shares on the TSX on December 12, 2013 ($53.74) and the exercise price of the Options, multiplied by the number of exercisable and unexercisable Options held as at September 29, 2013.

(10)

Benito A. Masi’s base salary is partially paid in U.S. dollars due to his relocation to Panama in December 2012 and the portion paid in U.S. dollars was converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013, the last trading day of fiscal 2013.

(11)

The “Annual Incentive Plan” award for fiscal 2013 for Benito A. Masi was partially paid in U.S. dollars due to his relocation to Panama in December 2012 and was converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013, the last trading day of fiscal 2013. The award for fiscal 2011 was paid in Canadian dollars.

(12)

“All Other Compensation” disclosed for Benito A. Masi for fiscal 2013 includes a payment of expatriate expenses of US$74,254 for an expatriate international allowance. This includes a relocation incidental expense paid to Mr. Masi equal to one month’s salary. This amount was converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013, the last trading day of fiscal 2013.

(13)

Michael R. Hoffman’s base salary is paid in U.S. dollars and amounted to US$386,007 for fiscal 2013. Mr. Hoffman’s base salary was converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013, the last trading day of fiscal 2013.

(14)

The “Annual Incentive Plan” award for fiscal 2013 for Michael R. Hoffman was paid in U.S. dollars and was converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013, the last trading day of fiscal 2013.

(15)

“All Other Compensation” disclosed for Michael R. Hoffman for fiscal 2013 includes a reimbursement of expatriate expenses of US$87,822 for a Barbados housing and utility allowance, which was converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013, the last trading day of fiscal 2013.

(16)

Eric R. Lehman’s base salary is paid in U.S. dollars and amounted to US$384,471 for fiscal 2013. Mr. Lehman’s base salary was converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013, the last trading day of fiscal 2013.

(17)

The “Annual Incentive Plan” award for Eric R. Lehman was paid in U.S. dollars and was converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013, the last trading day of fiscal 2013.

3.2.6           Employment and Change of Control Agreements

3.2.6.1 Employment Agreements

The Corporation has entered into employment agreements (the “Employment Agreements”) with each of the NEOs.

Payment

The Employment Agreements provide that the Corporation will pay the executive a base salary, the level of which will be reviewed annually in accordance with the Corporation’s policies.

Employment Term

The Employment Agreements have an indefinite term. Nonetheless, the Corporation may terminate the employment of the executive upon death, disability, breach of the Employment Agreement or for cause without making any severance payments. In addition, the executive may terminate his employment at any time upon at least six months’ written notice in the case of Mr. Chamandy and upon at least two months’ written notice in the case of Messrs. Sellyn, Masi, Hoffman and Lehman.

Provisions

Subject to the terms of the Addendum (as defined under the heading “Retirement Arrangements for a Named Executive Officer” below), each Employment Agreement provides that if the Corporation terminates the employment of the executive for any reason other than those stated above or takes any action which could be construed as constructive dismissal, then the executive is entitled to the following amounts, subject to applicable withholdings:

(i)

An amount equal to 36 months’ base salary in the case of Mr. Chamandy, 24 months’ base salary in the case of Messrs. Sellyn and Masi and 18 months’ base salary in the case of Messrs. Hoffman and Lehman (each a “Termination Period”), paid out, at the executive’s option, either as a one-time payment or as monthly instalments covering the applicable Termination Period;

(ii)

In the case of Messrs. Chamandy and Sellyn, an amount equal to 36 months and 24 months, respectively, of the target annual bonus established under the annual incentive plan in effect at the time of termination;

(iii)	Continuation of group insurance benefits and executive medical benefits (except short- term and long-term disability) for the applicable Termination Period, ceasing upon new employment, if earlier;

(iv)

Any earned bonus (for example, a bonus with respect to a previous fiscal year) that would otherwise be payable to the executive during the applicable Termination Period pursuant to the annual incentive plan;

(v)

The right to exercise vested Options or redeem non-performance linked RSUs pursuant to the LTIP within 180 days following termination of employment in the case of Mr. Chamandy and within 90 days following termination of employment in the case of Messrs. Sellyn, Masi, Hoffman and Lehman; and

(vi)	The payment of any earned but unused vacation days and any amounts due under the executive’s business expense and personal spending accounts, as authorized.

The following table shows the estimated incremental payments triggered pursuant to the termination of employment of a Named Executive Officer in accordance with the termination provisions described above:

Position	Incumbent	Termination Provisions Value(1)(2)(3)(4)
President and Chief Executive Officer	Glenn J. Chamandy	$6,144,000
Executive Vice-President, Chief Financial and Administrative Officer	Laurence G. Sellyn	$8,702,000 (6)
Executive Vice-President, Manufacturing	Benito A. Masi(5)	$1,078,000
President, Printwear	Michael R. Hoffman(5)	$2,209,000
President, Branded Apparel	Eric R. Lehman(5)	$1,712,000

(1)	The termination values assume that the triggering event took place on September 27, 2013, the last business day of fiscal 2013.
(2)	Share/Option-based award values are calculated based on the closing price of the Common Shares on the TSX on September 27, 2013, the last trading day of fiscal 2013 ($48.43).
(3)

For fiscal 2013, values of earned/unused vacation, earned bonus, vested Options, vested and undelivered RSUs and owed expenses are not included as they are not considered to be “incremental” payments further to termination.

(4)	Unvested Option and RSU values are calculated based on the assumption that the exercise or redemption occurs on September 27, 2013, regardless of the number of days allowed to exercise or redeem them.
(5)	All data for Benito A. Masi, Michael R. Hoffman and Eric R. Lehman are in Canadian dollars. All U.S. dollar amounts were converted to Canadian dollars using an exchange rate of $1.0303.
(6)

The termination value includes the value of an award of 150,000 Treasury RSUs in June 2006 that has vesting conditions that were structured to provide Laurence G. Sellyn with an incentive to remain with the Corporation for the balance of his working career.

Furthermore, the Employment Agreements provide that each Named Executive Officer may not, directly or indirectly, (i) solicit any of the Corporation’s customers for the purpose or intent of selling them any products which are similar or otherwise competing with the Corporation’s products or (ii) induce, entice or otherwise attempt to directly or indirectly hire or engage any of the Corporation’s employees, for a period equal to each Named Executive Officer’s Termination Period following such executive’s termination of employment with the Corporation.

Retirement Arrangements for a Named Executive Officer

Mr. Sellyn, who is 64, advised the Corporation that he wished to be in a position to retire by the age of 65, on April 30, 2014 (the “Retirement Date”), and accordingly the Corporation is implementing a succession plan to ensure a proper transition of his responsibilities and the role he has played within the Corporation’s senior management. Mr. Sellyn has committed to Gildan that he will not retire until a transition plan has been implemented to the entire satisfaction of himself, the President and Chief Executive Officer and the Board of Directors.

In this context, the Board considered it to be in the best interest of the Corporation to enter into an addendum to Mr. Sellyn’s Employment Agreement (the “Addendum”) to establish the terms and conditions of Mr. Sellyn’s employment with Gildan during the period until his retirement (the “Transition Period”), as well as his entitlements upon retirement.

During the Transition Period, Mr. Sellyn’s employment with Gildan will continue to be governed by his Employment Agreement as described above, subject to the following specific transition benefits provided in the Addendum, subject to applicable withholdings:

(i)	The payment of any earned and unpaid bonus for the fiscal years during the Transition Period;

(ii)

The receipt of 100% of the fiscal 2013 LTIP grant in Performance RSUs, as opposed to 50% in Options and 50% in Performance RSUs as is the case for the other senior executives, due to fact that Performance RSUs have a shorter vesting period than Options. Accordingly, Mr. Sellyn was awarded 16,248 Performance RSUs on October 1, 2012; and

(iii)

Subject to the terms of the Addendum, the receipt of the cash equivalent of the fiscal 2014 LTIP grant, namely 100% of the executive’s annual base salary as at the first day of fiscal 2014, which amount will be due and payable on the Retirement Date.

The Addendum provides that should Mr. Sellyn retire on the Retirement Date, or should a new Chief Financial Officer be appointed before the Retirement Date, and upon the conditions set forth in the Addendum, then he will be entitled to the following retirement benefits, subject to applicable withholdings:

(i)	Payment of the executive’s annual base salary owing at the Retirement Date;

(ii)	The right to exercise vested Options until the earlier of 36 months following the Retirement Date and the original expiry date in respect of such Options;

(iii)

The right to have all unvested Options continue to vest in accordance with the terms of their respective option agreements until the earlier of 36 months following the Retirement Date and the original expiry date in respect of such Options; and

(iv)

The right to have all outstanding RSUs continue to vest until their original vesting dates and be redeemed by the Corporation on the vesting date and in accordance with the vesting terms and conditions set forth in their corresponding RSU award agreements.

Mr. Sellyn has agreed to be bound by certain additional non-competition and non-solicitation undertakings. The estimated incremental payment triggered by Mr. Sellyn’s retirement as contemplated in the Addendum amounts to $1,762,401. This payment assumes that the triggering event took place on the Retirement Date and is comprised of the incremental value of Mr. Sellyn’s RSUs, Options and other benefits. The incremental values of the RSU and Option-based awards are calculated based on $48.43 per share, the closing price of the Common Shares on the TSX on September 27, 2013, the last trading day of fiscal 2013.

3.2.6.2 Change of Control Agreements

In addition, the Corporation has entered into change of control agreements (the “Change of Control Agreements”) with each of the Named Executive Officers. Under such agreements, in the event of a potential change of control (as defined in the Change of Control Agreements), the executive agrees to remain employed by the Corporation until the earliest of:

(i)	365 days from the date of the potential change of control;

(ii)	His termination of employment by death or disability or, in the case of Messrs. Sellyn, Masi, Hoffman and Lehman, by death, disability or for cause; or

(iii)	His termination of employment by the Corporation without cause or by the executive with good reason.

The Change of Control Agreements also provide that if a change of control occurs and the Corporation terminates the employment of the executive without cause, or a change of control occurs and the executive terminates his employment for good reason, during a period of 24 months commencing on the date the change of control occurs, then the executive will be entitled to, subject to applicable withholdings:

(i)	His full base salary through the date of termination;

(ii)

An amount equal to 36 months’ base salary in the case of Messrs. Chamandy and Sellyn and 24 months’ base salary in the case of Messrs. Masi, Lehman and Hoffman (each 36- month and 24-month period herein referred to as a “Severance Period”);

(iii)	A one-time payment in lieu of the participation in the annual incentive plan, calculated on the applicable Severance Period;

(iv)

In the case of Mr. Chamandy, any earned bonus (for example, a bonus with respect to a previous fiscal year) that would otherwise be payable to the executive during the applicable Severance Period pursuant to the annual incentive plan;

(v)

In the case of Mr. Chamandy, all outstanding Options and RSUs shall be deemed to have vested at the date of termination of the executive’s employment and the executive shall have the right to exercise such Options or redeem such RSUs within 180 days following the date of termination;

(vi)	In the case of Messrs. Sellyn, Masi, Hoffman and Lehman, the right to exercise vested options or redeem the portion of RSUs not linked to performance, in the manner set forth in the LTIP;

(vii)	Continuation of same level of insurance benefits for the applicable Severance Period, ceasing upon new employment, if earlier; and

(viii)	Any earned but unused vacation days.

Notwithstanding the foregoing, in the case of Mr. Chamandy, if he resigns at the earliest one year following the change of control but at the latest two years following the change of control, then he will be entitled to the benefits mentioned in items (i) to (viii) above.

Save for Mr. Chamandy, upon the occurrence of transactions that would result in a change of control, no outstanding Options become exercisable or RSUs become redeemable at the time of the change of control unless otherwise determined by the Board of Directors prior to the occurrence of the change of control.

The following table shows estimated incremental payments triggered pursuant to a change of control of the Corporation in accordance with the change of control provisions described above as well as those set forth in the LTIP.

Position	Incumbent	Change of Control Provisions Value(1)(2)(3)(6)
President and Chief Executive Officer	Glenn J. Chamandy (4)	$37,179,000
Executive Vice-President, Chief Financial and Administrative Officer	Laurence G. Sellyn	$9,579,000
Executive Vice-President, Manufacturing	Benito A. Masi(5)	$1,593,000
President, Printwear	Michael R. Hoffman(5)	$2,999,000
President, Branded Apparel	Eric R. Lehman(5)	$2,490,000

(1)	The termination values assume that the triggering event took place on September 27, 2013, the last business day of 2013.
(2)	Share/Option-based award values are calculated based on the closing price of the Common Shares on the TSX on September 27, 2013, the last trading day of fiscal 2013 ($48.43).
(3)

For fiscal 2013, values of earned/unused vacation, earned bonus, vested Options, vested and undelivered RSUs and owed expenses are not included as they are not considered to be “incremental” payments further to termination.

(4)

For the President and Chief Executive Officer, all outstanding Options and RSUs shall be deemed to have vested at 100%, including Performance RSUs, in the event of termination following a change of control.

(5)

All data for Benito A. Masi, Michael R. Hoffman and Eric R. Lehman are in Canadian dollars. All U.S. dollar amounts were converted to Canadian dollars using an exchange rate of $1.0303 as of September 27, 2013, the last trading day of fiscal 2013.

(6)	Unvested Option and RSU values are calculated based on the assumption that the exercise or redemption occurs on September 27, 2013, regardless of the number of days allowed to exercise or redeem them.

3.2.7           Performance Graph

3.2.7.1 Cumulative Value of a $100 Investment

The following graph compares the cumulative total shareholder return on an investment of $100 in Common Shares made on October 5, 2008 with the cumulative total return of the S&P/TSX Composite Index, assuming the reinvestment of all dividends.

A significant portion of the Corporation’s revenues are generated in U.S. dollars and its financial statements are expressed in U.S. dollars. As such, an appreciation of the Canadian dollar relative to the U.S. dollar can have an adverse effect on the value of the Corporation’s Canadian dollar denominated Common Shares.

	October 5, 2008	October 4, 2009	October 3, 2010	October 2, 2011	September 30, 2012	September 29, 2013

Corporation (CDN$) - Total Return	$100	$86	$122	$117	$136	$213

S&P/TSX Composite Index Total Return (CDN$)	$100	$105	$122	$118	$128	$138

3.2.7.2 Cumulative Value of a US$100 Investment

The following graph compares the cumulative total shareholder return on an investment of US$100 in Common Shares made on October 5, 2008 with the cumulative total return of the S&P 500 Composite Index, assuming the reinvestment of all dividends.

	October 5, 2008	October 4, 2009	October 3, 2010	October 2, 2011	September 30, 2012	September 29, 2013

Corporation (US$) - Total Return	$100	$85	$129	$120	$149	$223

S&P 500 Composite Index Total Return (US$)	$100	$96	$109	$110	$143	$172

The trend in Gildan’s total shareholder return over the five-year period shows a decline in fiscal 2009, primarily due to the severe decline in global economic conditions, and then an upward trend from fiscal 2009 to 2013 as the economy recovers from the economic crisis.

Over the same five-year period, total compensation earned by the NEOs each fiscal year, including the grant date value of equity awards, grew over the period from 2008 to 2013, with a notable peak in fiscal 2010, when the President and Chief Executive Officer received a special one-time equity award (see Section 3.2.4.1 entitled “Special One-Time Equity Award”), and a decrease in 2012, when no bonuses were paid to the NEOs under the annual short term incentive plan.

It should be noted that total compensation may fluctuate year over year, not always following the trend in total shareholder returns, due to the following factors:

  Senior executives’ base salary adjustments are generally made to remain competitive with the Proxy Reference Group and to reflect any changes in the scope of the executives’ responsibilities;

  Short-term incentive payouts are not directly linked to total shareholder return but rather they are based on underlying financial measures (i.e. EPS growth and ROA); and

  While long-term incentive grants are typically made at market-competitive target levels, occasional one-time equity grants may cause significant year-over-year fluctuations in total compensation. The value ultimately realized from long-term incentive awards depends on relative ROA performance (in the case of RSUs) and share price performance.

3.2.8           Summary

The Compensation and Human Resources Committee is satisfied that the Corporation’s current senior executive compensation policies, programs and levels of compensation as disclosed in Section 3.2 of this Circular are aligned with the Corporation’s performance and reflect competitive market practices. Members of the Compensation and Human Resources Committee will be available to answer questions relating to the Corporation’s executive compensation matters at the Meeting.

Submitted by the Compensation and Human Resources Committee on December 12, 2013.

Sheila O’Brien, Chair
Russell Goodman
Russ Hagey
George Heller
James R. Scarborough
Richard P. Strubel

SECTION 4 –ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board of Directors, through its Compensation and Human Resources Committee, has spent considerable time and effort overseeing the implementation of Gildan’s executive compensation program and the Board is satisfied that this program is aligned with the Corporation’s performance and reflects competitive market practices. The Board is also committed to maintaining an ongoing engagement process with the Corporation’s shareholders by adopting effective measures to receive shareholder feedback.

In this light, the Board of Directors wishes to offer Gildan’s shareholders the opportunity to cast at the Meeting an advisory vote on the Corporation’s approach to executive compensation as disclosed in Section 3 of this Circular entitled “Disclosure of Compensation”. This section discusses the Corporation’s executive compensation philosophy, objectives, policies and practices and provides important information on the key components of Gildan’s executive compensation program. It explains how Gildan’s executive compensation program is based on a pay-for-performance approach that is aligned with the long-term interests of the Corporation’s shareholders.

The Board of Directors recommends that shareholders indicate their support for the Corporation’s approach to executive compensation disclosed in this Circular by voting FOR the advisory resolution (the full text of which is reproduced at Schedule “E” to this Circular). Unless contrary instructions are indicated on the proxy form or the voting instruction form, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR this advisory resolution.

As this is an advisory vote, the Board of Directors will not be bound by the results of the vote. However, the Board will take the results of the vote into account, together with feedback received from shareholders, when considering its approach to executive compensation in the future.

Results of the vote will be disclosed in the report of voting results.

SECTION 5 – OTHER INFORMATION

5.1              Indebtedness of Directors and Senior Executives

As at December 12, 2013, no amount was owed to the Corporation by any of the current directors and senior executives, and former directors and senior executives of the Corporation, exclusive of travel advances as permitted by applicable securities laws. No security was provided to the Corporation, any of its subsidiaries or another entity as a counterpart for the indebtedness and no amount was forgiven during fiscal 2013.

5.2              Statement of Corporate Governance Practices

The Board of Directors considers strong and transparent corporate governance practices to be an important factor in the overall success of the Corporation. Under the rules of the Canadian securities regulators, the Corporation is required to disclose information relating to its system of corporate governance with reference to certain corporate governance standards adopted by the Canadian Securities Administrators (the “CSA Standards”). The Corporation reviews and updates its corporate governance practices on an ongoing basis in order to best comply with and exceed the corporate governance requirements of Canadian securities regulators as well as the NYSE Corporate Governance Standards, the Sarbanes-Oxley Act of 2002 and other applicable U.S. securities legislation. The Corporation’s disclosure addressing each of the CSA Standards is set out in Schedule “A” to this Circular.

5.3              Additional Information

The Corporation is a reporting issuer under the securities legislation of all provinces of Canada and is therefore required to file financial statements and management proxy circulars with the various securities commissions in such provinces. The Corporation also files an annual information form with such securities commissions. Copies of the Corporation’s latest annual information form, latest audited financial statements, interim financial statements and management’s discussion and analysis (“MD&A”) filed since the date of the latest audited financial statements, and latest management proxy circular may be obtained on request from the Corporate Secretary of the Corporation at Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec H3A 3J2 or at www.sedar.com, www.sec.gov or on Gildan’s website at www.gildan.com. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed fiscal year. The Corporation may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Corporation.

5.4              Shareholder Proposals for 2014 Annual Meeting

Proposals for any matters that persons entitled to vote at the next annual shareholders’ meeting propose to raise at the said meeting must be received by the Corporation at the latest on September 15, 2014.

5.5              Approval of Management Proxy Circular

The contents and the sending of this Circular have been approved by the Board of Directors.

Dated at Montréal, Québec, Canada, December 12, 2013.

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We consider strong and transparent corporate governance practices to be an important factor in the overall success of the Corporation and we are committed to adopting and adhering to the highest standards in corporate governance. Our Corporate Governance Guidelines, which are available on our website at www.gildan.com, reflect this commitment and we revise these guidelines on an ongoing basis in order to respond to regulatory changes and the evolution of best practices.

As a Canadian reporting issuer with securities listed on the TSX and the NYSE, Gildan complies with all applicable rules adopted by the Canadian Securities Administrators (the “CSA”) and the U.S. Securities and Exchange Commission. As a Canadian issuer, Gildan is exempt from complying with many of the NYSE Corporate Governance Standards (the “NYSE Standards”), provided that we comply with Canadian governance requirements. Except as summarized in our Annual Report on Form 40-F, which was filed with the U.S. Securities and Exchange Commission on November 26, 2013 and is available on www.sec.gov, our governance practices nevertheless comply with the NYSE Standards in all significant respects.

Gildan also complies with Multilateral Instrument 52-110 (Audit Committees) (the “CSA Audit Committee Rules”). The CSA Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters. Reference is made to the Section entitled “Audit Committee Disclosure” of the Annual Information Form of the Corporation dated November 26, 2013 available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Corporation.

Gildan also complies with Multilateral Instrument 58-101 (Disclosure of Corporate Governance Practices) (the “CSA Disclosure Instrument”) and National Policy 58-201 (Corporate Governance Guidelines) (the “CSA Governance Policy”). The CSA Governance Policy provides guidance on governance practices for Canadian issuers. The CSA Disclosure Instrument requires issuers to make the prescribed disclosure regarding their governance practices. We believe that Gildan’s corporate governance practices meet and exceed the requirements of the CSA Disclosure Instrument and the Corporate Governance Policy, as reflected in the disclosure made hereunder.

Our Board of Directors has approved the disclosure of Gildan’s corporate governance practices described below, on the recommendation of the Corporate Governance and Social Responsibility Committee (formerly the Corporate Governance Committee).

Independence of Directors

Majority of Directors are Independent

To better align the interests of the Board with those of Gildan’s shareholders, nine of the ten current members of the Board are “independent” within the meaning of the CSA Disclosure Instrument and they qualify as “independent directors” as that expression is defined in the NYSE Standards. Our independent Board members are William D. Anderson, Russell Goodman, Russ Hagey, George Heller, Pierre Robitaille, Sheila O’Brien, James R. Scarborough, Richard P. Strubel and Gonzalo F. Valdes-Fauli. The only non-independent member of our Board is Glenn J. Chamandy, Gildan’s President and Chief Executive Officer. The independence of directors is determined by the Board based on the results of independence questionnaires completed by each director annually, as well as other factual circumstances reviewed on an ongoing basis.

Independent Chair of the Board

The Corporation’s Board is led by a non-executive Chairman, which we believe contributes to the Board’s ability to function independently of management. William D. Anderson has been a director of the Corporation since May 2006 and became the Chairman of the Board in February 2012. As Chairman of the Board, Mr. Anderson is responsible for overseeing the Board in carrying out its mandate, which includes overseeing that the Board’s duties and responsibilities are carried out independently of management.

No Interlocking Relationships

To maintain director independence and to avoid potential conflicts of interest, the Board has adopted a policy whereby Board members are prohibited from serving together as directors on any outside boards of publicly-traded companies, unless authorized by the Board, in its discretion. None of the director nominees has served together as directors on any outside boards during the Corporation’s most recently completed fiscal year. The directorships of all director nominees, which include their directorships on other public companies, are described under Section 2.1.2 entitled “Nominees” in this Circular.

Conflicts of Interest

In accordance with applicable law and Gildan company policy, each director is required to disclose to the Board any potential conflict of interest he or she may have in a matter before the Board or a Committee thereof at the beginning of the Board or Committee meeting. A director who is in a potential conflict of interest must not attend any part of the meeting during which the matter is discussed or participate in a vote on such matter.

Formal Board Mandate

The Board has adopted a formal Board mandate, which is attached hereto as Schedule “B”. The mandate of the Board states that the Board is responsible for the supervision of the management of the Corporation’s business and affairs, with the objective of ensuring that management develops and implements plans to increase shareholder value. The Board has a duty of stewardship and regularly assesses and monitors management’s performance. The Board mandate is available on the Corporation’s website at www.gildan.com.

Board of Directors Fiscal 2013 Highlights

During fiscal 2013, the Board of Directors, in accordance with its mandate and working plan, accomplished among other things the following:

Strategic Planning

•	Held a special meeting to review and discuss the Corporation’s long-term strategic plan

•	Received quarterly updates from the President and Chief Executive Officer on the implementation of the Corporation’s long-term strategic plan

•	Held a special meeting to review and approve the Corporation’s capital and operating budgets

•	Discussed the Corporation’s capital structure and utilization of cash, resulting in a decision to increase the quarterly cash dividend

•	Received a report on the key risks identified through the enterprise risk management program that could impact the long-term strategic plan

Management Oversight

•

Received quarterly reports from management on the key aspects of the Corporation’s business and operations, including sales, supply chain, manufacturing, information technology, cotton and yarn purchasing and integration of acquisitions

•

Reviewed and approved the Corporation’s acquisition of all the assets of New Buffalo Shirt Factory Inc. and its operating affiliate in Honduras, a leader in screenprinting and apparel decoration, for approximately US$7 million

Board of Directors Fiscal 2013 Highlights

•	Reviewed and approved the Corporation’s planned major investment in U.S. vertical yarn-spinning facilities, including the acquisition of the remaining 50% of Gildan’s yarn-spinning joint venture for US$11.1 million

•	Reviewed and approved the fiscal 2014 operating and capital budgets

•	Received monthly updates on the Corporation’s financial results

•	Reviewed and approved the Corporation’s enhanced Anti-Corruption Policy and Compliance Program

Board Committees

•	Received quarterly reports from the Audit and Finance Committee on matters discussed at its meetings and recommendations for Board approval

•	Reviewed and approved amendments to the Audit and Finance Committee’s mandate and working plan

•	Received quarterly reports from the Compensation and Human Resources Committee on matters discussed at its meetings and recommendations for Board approval

•	Reviewed and approved amendments to the Compensation and Human Resources Committee’s mandate and working plan

•	Received quarterly reports from the Corporate Governance and Social Responsibility Committee on matters discussed at its meetings and recommendations for Board approval

•	Approved the renaming of the Corporate Governance Committee to the “Corporate Governance and Social Responsibility Committee”

Board Matters

•	Approved an exception to the application of the director retirement policy for Richard P. Strubel, thereby permitting him to remain as a director of the Corporation for one additional year

•	Set Board objectives for fiscal 2013 and reviewed its performance against those objectives

•	Set new Board objectives for fiscal 2014

•	Reviewed the Board’s mandate and working plan

Formal Position Descriptions

The Board has adopted formal position descriptions for the Chairman of the Board and the Board Committee Chairs, as well as for the President and Chief Executive Officer.

Chairman of the Board

The position description of the Chairman of the Board states that his key role is to manage the Board and ensure that the Board carries out its mandate effectively and clearly understands and respects the boundaries between Board and management responsibilities. The Board expects its Chairman to provide leadership to enhance Board effectiveness, ensuring that the Board works as a cohesive group, which includes communicating with the Board on important issues in between meetings. The Chairman of the Board regularly reviews with the Corporate Governance and Social Responsibility Committee the size and composition of the Board and its Committees to promote efficient decision-making. The Chairman of the Board also acts as a liaison between the Board and management, which involves working with the President and Chief Executive Officer and the Corporate Governance and Social Responsibility Committee to oversee the development of corporate governance principles applicable to the Corporation.

Committee Chairs

The position descriptions of each Committee Chair provide that each Chair’s key role is to manage his or her respective Committee and ensure that the Committee carries out its mandate effectively. Like the Chairman of the Board, each Committee Chair is expected to provide leadership to enhance the Committee’s effectiveness and must oversee the Committee’s discharge of its duties and responsibilities. Committee Chairs must report regularly to the Board on the business of their Committee.

Mandate of the President and Chief Executive Officer

As is provided in the formal position description of the President and Chief Executive Officer, the Board expects the President and Chief Executive Officer and his management team to be responsible for the management of the Corporation’s strategic and operational agenda and for the execution of the decisions of the Board. The Board expects to be advised on a regular basis as to the results being achieved, and to be presented alternative plans and strategies for approval, in keeping with evolving business conditions. In addition to those matters which by law must be approved by the Board, the prior approval of the Board, or of a Committee of the Board to which approval authority has been delegated by the Board, is required for all matters of policy and all actions proposed to be taken by the Corporation which are not in the ordinary course of its operations, such as all material transactions.

The Compensation and Human Resources Committee, together with the Chairman of the Board and the President and Chief Executive Officer, develop each year goals and objectives that the President and Chief Executive Officer is responsible for meeting. The Compensation and Human Resources Committee and the Chairman of the Board evaluate the President and Chief Executive Officer’s performance in light of such goals and objectives and establish his compensation based on this evaluation. The corporate objectives that the President and Chief Executive Officer is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic plans and the budgets as they are approved each year by the Board.

Election of Directors

The Board has adopted a policy forming part of its Corporate Governance Guidelines which provides that any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” will tender his or her resignation to the Board promptly following the shareholders’ meeting at which the director is elected. The Corporate Governance and Social Responsibility Committee will consider the offer of resignation and will make a recommendation to the Board on whether to accept it. The Board will make its final decision and announce it in a press release within 90 days following the shareholders’ meeting. The director who tendered his or her resignation will not participate in any meeting of the Board or the Corporate Governance and Social Responsibility Committee at which the resignation is considered. This policy applies only in the context of an uncontested election of directors, which is where the number of director nominees is the same as the number of directors to be elected and no proxy materials have been circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors.

Committees of the Board

The Board has established three separate Board Committees, the Audit and Finance Committee, the Corporate Governance and Social Responsibility Committee and the Compensation and Human Resources Committee, and has delegated to each Committee certain responsibilities that are set forth in their respective formal mandates. The Committee mandates are available on the Corporation’s website at www.gildan.com.

Audit and Finance Committee

The Audit and Finance Committee is responsible for overseeing the Corporation’s financial reporting and for monitoring risk management, internal controls and internal and external auditors.

In its oversight of financial reporting, the Committee is responsible for reviewing, with management and the external auditors, the annual and quarterly financial statements of the Corporation and accompanying information, including its MD&A disclosure and earnings press releases, prior to their release, filing and distribution. The Committee is also required to review with management that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of those procedures. The Committee is also responsible for reviewing the financial information contained in the annual information form and other documents required to be disclosed publicly or filed with securities regulatory authorities in Canada or the United States, as well as the use of any pro-forma or non-GAAP information. In addition, the Committee must review the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any management letter issued by the external auditors and any significant recommendations contained therein.

In its monitoring of risk management and internal controls, the Audit and Finance Committee is responsible for receiving periodically management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control over financial reporting. The Committee is also required to oversee the processes in place to identify business risks and opportunities and oversee the implementation of processes to manage such risks and opportunities.

In its monitoring of internal auditors, the Committee is responsible for ensuring that the head of internal audit has a functional reporting relationship with the Committee, for overseeing that internal audit has access to all levels of management and for regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget.

In its monitoring of external auditors, the Committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, their compensation, as well as evaluating and monitoring their qualifications, performance and independence. The Committee is also in charge of overseeing all relationships between the external auditors and the Corporation, including determining which non-audit services the external auditors are prohibited from providing, approving, or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Corporation to the external auditors for all audit and non-audit services. The Audit and Finance Committee must oversee the direct reporting and accountability of the external auditors to the Committee and to the Board. The Committee is also required to directly oversee the external auditors and discuss with them the quality, and not just the acceptability, of the Corporation’s accounting principles.

Pursuant to the Committee’s mandate, the internal auditors and the external auditors will have at all times a direct line of communication with the Audit and Finance Committee. In addition, each meets separately with the Committee, without management, at least once a quarter, during which the Corporation’s financial statements and control environment must be discussed. The Committee also meets separately with management at least once a quarter, and more frequently as required.

Because of the Audit and Finance Committee’s demanding role and responsibilities, the Committee’s mandate provides that the Chairman of the Board, together with the Corporate Governance and Social Responsibility Committee Chair, review any invitation to Audit and Finance Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit and Finance Committee simultaneously serves on the audit committee of more than three public companies, including the Corporation, then, as required by the NYSE Standards, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit and Finance Committee and either requires a correction to the situation or makes the required disclosure.

As required in its mandate, the Audit and Finance Committee is composed only of independent directors. The six current members of the Committee are Russell Goodman, who assumed the position of Committee Chair in February 2012, Sheila O’Brien, Pierre Robitaille, Richard P. Strubel, Gonzalo F. Valdes-Fauli and Russ Hagey, who joined the Committee in November 2013. The Board has determined that all members of the Audit and Finance Committee are “independent” and “financially literate” within the meaning of those terms pursuant to the CSA Audit Committee Rules and the NYSE Standards. In addition, the Audit and Finance Committee mandate requires the Chair of the Compensation and Human Resources Committee, Sheila O’Brien, to be a member.

Audit and Finance Committee Fiscal 2013 Highlights

During fiscal 2013, the Audit and Finance Committee, in accordance with its mandate and working plan, accomplished among other things the following:

Financial Reporting

•

Monitored the integrity and quality of the Corporation’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management, the external auditors and the internal auditor

•

Reviewed the Corporation’s annual and quarterly consolidated financial statements, including the Corporation’s MD&A disclosure and earnings press releases, prior to their release, as well as the financial information contained in other documents filed with securities regulatory authorities

•	Received regular updates on new developments relating to International Financial Reporting Standards and other regulatory developments impacting financial reporting and the external audit

•	Reviewed the external auditors’ quarterly review engagement report

•	Reviewed the results of the fiscal 2013 external audit of the Corporation’s annual consolidated financial statements

Risk Management and Internal Controls

•

Received management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures, and systems of internal control over financial reporting and reviewed the report of the auditors thereon

•	Reviewed the Corporation’s financing arrangements

•	Reviewed management’s action plans in response to prior internal audit recommendations and monitored the internal audit function’s performance, responsibilities, staffing and budget

•	Oversaw the execution of the fiscal 2013 internal audit plan, monitored the performance of the internal audit function and oversaw the development of the internal audit plan for fiscal 2014

•	Reviewed the Corporation’s insurance coverage

•	Received reports on the Corporation’s enterprise risk management program

•	Reviewed the Corporation’s policies regarding hedging activity and derivatives contracts to address risks associated with foreign exchange fluctuations, commodity prices and interest rates

Audit and Finance Committee Fiscal 2013 Highlights

•	Received quarterly reports on employee complaints made through the Corporation’s third-party confidential hotline

•	Reviewed and approved the Corporation’s enhanced Anti-Corruption Policy and Compliance Program

External Auditors

•

Evaluated and monitored the qualifications, performance and independence of the Corporation’s external auditors, including representations by the external auditors describing their internal quality-control procedures

•

Reviewed the fees paid by the Corporation to the external auditors for all audit and non-audit services in accordance with its policies defining audit and permitted non-audit services provided by the external auditors

•	Discussed with the external auditors the quality, appropriateness and disclosure of the Corporation’s accounting policies

Committee Matters

•	Set Committee objectives for fiscal 2013 and reviewed its performance against those objectives

•	Set new Committee objectives for fiscal 2014

•	Reviewed and approved amendments to the Committee’s mandate and working plan

Corporate Governance and Social Responsibility Committee

The Corporate Governance and Social Responsibility Committee (formerly named the Corporate Governance Committee) is responsible for monitoring the composition and performance of the Board and its Committees. The Committee identifies candidates qualified to become Board members and regularly assesses the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board members and the Corporation’s circumstances and needs. The Committee also reviews annually the performance and effectiveness of the Board, its Committees, Committee Chairs and Board members. In addition, the Committee reviews and recommends improvements to the Corporation’s governance principles and monitors the disclosure of such principles.

In addition, the Committee is responsible for overseeing policies and practices with respect to corporate social responsibility matters, including environmental, labour, health and safety and sustainability issues, as well as community and other stakeholder relations. The Committee also oversees the Corporation’s public reporting on its policies and practices with respect to corporate social responsibility matters. In July 2013, the Committee changed its name to the Corporate Governance and Social Responsibility Committee to highlight its oversight of these matters.

As required in its mandate, the Corporate Governance and Social Responsibility Committee is composed of only independent directors. The four current members of the Committee are Gonzalo F. Valdes-Fauli (Chair), who assumed the position of Committee Chair in February 2013, and George Heller, Pierre Robitaille and James R. Scarborough.

Corporate Governance and Social Responsibility Committee Fiscal 2013 Highlights

During fiscal 2013, the Corporate Governance and Social Responsibility Committee, in accordance with its mandate and working plan, accomplished among other things the following:

Composition and Performance of the Board and its Committees

• Discussed the size and composition of the Board, including the required skill mix in light of the planned retirement of Richard P. Strubel, and led the search process to recruit a new director

• Reviewed and revised the directors’ skills matrix

Corporate Governance and Social Responsibility Committee Fiscal 2013 Highlights

•	Conducted its annual review of the performance and effectiveness of the Board, the Board Committees, Committee Chairs and Board members, including the Chairman of the Board

Corporate Governance Matters

•	Monitored regulatory developments in corporate governance as well as best practices

•	Reviewed and approved the Statement of Corporate Governance Practices included in this Circular

•	Received a report on compliance during fiscal 2013 with the Corporation’s Code of Ethics and Code of Conduct and other key company policies

Social Responsibility Matters

•	Received regular reports on the Corporation’s corporate social responsibility program and initiatives

•	Recommended to the Board a change in the Committee’s name to highlight its oversight of corporate social responsibility matters.

Committee Matters

•	Set Committee objectives for fiscal 2013 and reviewed its performance against those objectives

•	Set new Committee objectives for fiscal 2014

•	Reviewed the Committee’s mandate and working plan

Compensation and Human Resources Committee

The Compensation and Human Resources Committee is responsible for monitoring senior executives’ performance assessment, succession planning and overall compensation and reviewing the Corporation’s human resources practices generally. The Committee recommends the appointment of senior executives, including the terms and conditions of their appointment and termination, reviews the evaluation of their performance and recommends their compensation. Furthermore, the Committee oversees the existence of appropriate human resources systems, such as hiring policies, training and development policies and compensation structures so that the Corporation can attract, motivate and retain senior executives and personnel who exhibit high standards of integrity, as well as competence. In this regard, the Committee recommends to the Board executive compensation methods that tie an appropriate portion of senior executives’ compensation to both the short-term and longer-term performance of the Corporation and that take into account the advantages and risks associated with each compensation method. The Committee is also responsible for overseeing risk identification and management in relation to compensation policies and, on an annual basis, identifies and assesses the risks associated with each component of the senior executives’ global compensation. Furthermore, the Committee evaluates and monitors the independence and objectivity of the compensation consultant it retains to provide advice on executive compensation matters. Finally, the Committee is responsible for developing a compensation philosophy and policy that rewards the creation of shareholder value while reflecting an appropriate balance between the short-term and longer-term performance of the Corporation.

As required in its mandate, the Compensation and Human Resources Committee is composed only of independent directors. The six current members of the Committee are Sheila O’Brien, who assumed the position of Committee Chair in February 2013, Russell Goodman, George Heller, Richard P. Strubel, James R. Scarborough and Russ Hagey, who joined the Committee in November 2013. None of the members of the Committee is an acting chief executive officer of another company. In addition, the Compensation and Human Resources Committee mandate requires the Chair of the Audit and Finance Committee, Russell Goodman, to be a member. The Board believes that the Committee collectively has the knowledge, experience and background required to fulfil its mandate (see Section 3.2.1.1 entitled “Compensation and Human Resources Committee” for more information on each Committee member’s skills and experience that is relevant to serving on the Committee).

Compensation and Human Resources Committee Fiscal 2013 Highlights

During fiscal 2013, the Compensation and Human Resources Committee, in accordance with its mandate and working plan, accomplished among other things the following:

Compensation Program

•	Reviewed and approved the corporate performance factor for the fiscal 2013 short-term incentive compensation for senior management and set the target for fiscal 2014

•

Examined each element of executive compensation to confirm that it rewards the creation of shareholder value and reflects an appropriate balance between the short-term and longer-term performance of the Corporation

•	Received the results of an executive compensation review by Mercer and recommended certain changes to the NEOs’ compensation elements

•	Received a report on the results of a benchmarking study of the Employee Share Purchase Plan

•	Discussed alternative financial measures for SCORES and LTIP performance vesting and recommended a change to the financial measures to be used for SCORES as of fiscal 2014

•	Reviewed a report on the Corporation’s global employee engagement survey

•	Received a report from management on executive compensation risk and mitigation factors

•	Received a report on trends in compensation practices and regulatory developments

•	Reviewed and approved the Committee’s Report on Executive Compensation included in this Circular

•	Received regular reports on employee turnover and health and safety matters

•	Evaluated and monitored the independence and objectivity of the compensation consultant

Organizational and Succession Planning

•	Reviewed the status of organizational capacity, planning and development to support the Corporation’s strategic business plan

•	Reviewed the succession plans for the CEO and other senior executives, including the processes to identify, develop and retain the talent of outstanding personnel

CEO Performance Assessment and Compensation

•	In collaboration with the Board, the Committee reviewed the performance goals and objectives of the CEO for fiscal 2013, evaluated the CEO’s performance in light of those goals and objectives and recommended for approval to the independent members of the Board the CEO’s compensation

Compensation and Human Resources Committee Fiscal 2013 Highlights

Committee Matters

•	Set Committee objectives for fiscal 2013 and reviewed its performance against those objectives

•	Set new Committee objectives for fiscal 2014

•	Reviewed and approved amendments to the Committee’s mandate and working plan

Board and Committee Meetings

Working Plans

The Board and its Committees have each developed a working plan that lists and allocates to particular meetings the duties deriving from the Board and Committee mandates, allowing the Board and Committees to plan and monitor the fulfilment of their respective mandates throughout the year. If during the course of the year events or circumstances require Board or Committee action or consideration, additional meetings are called.

Meeting Attendance

The Corporation expects its directors to commit sufficient time and effort to its business and encourages all directors to attend as many meetings of the Board and its Committees as possible. Board and Board Committee meeting dates are set at least two years in advance and are reviewed periodically to optimize director attendance. In fiscal 2013, all of the director nominees had perfect attendance records for both the regularly-scheduled and special meetings of the Board and the Committees on which they sit. In addition to attending all meetings of the Board and the Committees on which they sit, directors are encouraged to attend and in practice do attend other Committee meetings.

The following table provides the record of attendance by each director at meetings of the Board and its Committees during fiscal 2013:

Record of Attendance by Directors for the Fiscal Year Ended September 29, 2013
Directors	Board of Directors 7 Meetings		Board Committees								Overall Attendance
			Audit and Finance 4 meetings		Corporate Governance and Social Responsibility 4 meetings		Compensation and Human Resources 4 meetings		Overall Committee Meeting Attendance
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%

William D. Anderson	7/7	100	2/2	100	-	-	2/2	100	4/4	100	11/11	100
Glenn J. Chamandy(1)	7/7	100	-	-	-	-	-	-	-	-	7/7	100
Russell Goodman	7/7	100	4/4	100	-	-	4/4	100	8/8	100	15/15	100
George Heller	7/7	100	-	-	4/4	100	4/4	100	8/8	100	15/15	100
Sheila O’Brien	7/7	100	2/2	100	2/2	100	4/4	100	8/8	100	15/15	100
Pierre Robitaille	7/7	100	4/4	100	4/4	100	-	-	8/8	100	15/15	100
James R. Scarborough	7/7	100	-	-	4/4	100	4/4	100	8/8	100	15/15	100
Richard P. Strubel	7/7	100	4/4	100	-	-	4/4	100	8/8	100	15/15	100
Gonzalo F. Valdes-Fauli	7/7	100	4/4	100	4/4	100	-	-	8/8	100	15/15	100

(1)	As Chairman of the Board, William D. Anderson is not a member of any Board Committee, although he attends all Committee meetings on a non-voting basis.
(2)

As President and Chief Executive Officer of the Corporation, Glenn J. Chamandy is not a member of any Board Committee, but he attends Committee meetings as a non-voting participant at the invitation of the Committee Chairs.

(3)

In February 2013, Sheila O’Brien moved from the Corporate Governance and Social Responsibility Committee to the Audit and Finance Committee and she became Chair of the Compensation and Human Resources Committee. In addition, Gonzalo Valdes-Fauli was appointed Chair of the Corporate Governance and Social Responsibility Committee.

In Camera Sessions

To maintain independence from management, the independent Board members meet at each quarterly and special Board meeting, without the presence of management and under the chairmanship of the independent Chairman of the Board. Seven in camera sessions were held since the beginning of the Corporation’s most recently completed fiscal year. Similarly, each Committee holds separate sessions without management present under the chairmanship of its Committee Chair at each quarterly and special Committee meeting. In that regard, each Committee held four in camera sessions during fiscal 2013.

Code of Ethics and Code of Conduct

The Corporation’s Code of Ethics and Code of Conduct (the “Code of Ethics”) is applicable to all Gildan directors, officers and employees and has been developed to serve as both as framework in guiding the Corporation’s operations and business practices throughout the world and as a guide to help employees make decisions that are consistent with Gildan’s core values and principles. The Code of Ethics is accessible on the Corporation’s website at www.gildan.com. A paper copy is also available upon request from the Corporate Secretary of the Corporation.

The Code of Ethics addresses several matters, including conflicts of interest, integrity of corporate records, confidentiality of corporate information, protection and use of corporate assets and opportunities, employee relations, protection of human rights, health and safety, anti-corruption laws, insider trading, compliance with laws and reporting of unethical or illegal behaviour. No waiver has ever been granted to a director or executive officer in connection with the Code of Ethics. The Corporate Governance and Social Responsibility Committee is responsible for monitoring compliance with the Code of Ethics. The Code of Ethics is distributed to and signed by each of the Corporation’s employees when they are hired. In addition, the Corporation conducts an annual certification process to monitor compliance with the Code of Ethics and the Corporate Secretary reports the results of such process to the Board on an annual basis.

In addition to monitoring compliance with the Code of Ethics, the Board has adopted various corporate policies, including the Procedures for Reporting by Employees of Complaints and Concerns Regarding Questionable Acts and the Policy for the Receipt, Retention and Treatment of Complaints Received by Gildan Activewear Inc. from Non-Employees Regarding Accounting, Internal Accounting Controls or Auditing Matters, that provide both employees and non-employees with a mechanism for reporting unethical or questionable acts by the Corporation or employees thereof. See the Corporation’s website at www.gildan.com.

In addition, interested parties may communicate confidentially with the Chairman of the Board or with non-management directors as a group regarding any concerns by mail at the address of the Corporation’s head office at Tour KPMG, 600 de Maisonneuve West, Montréal, Québec, Canada, H3A 3J2, or by e-mail, care of the Corporate Secretary, at corporate.governance@gildan.com.

Board Performance Assessment

On an annual basis, the Corporate Governance and Social Responsibility Committee of the Board assesses the performance and effectiveness of the Board as a whole, the Board Committees, Committee Chairs and individual directors. Questionnaires are distributed to each director for the purpose of (i) evaluating the Board’s responsibilities and functions, its operations, how it compares with boards of other companies on which the directors serve and the performance of the Board’s Committees, and (ii) inviting directors to make suggestions for improving the performance of the Chairman of the Board, Committee Chairs and individual directors. The results of the questionnaires are compiled by the Corporate Secretary on a confidential basis to encourage full and frank commentary. In addition, each year the Chairman of the Board formally meets with each director individually to engage in a full and frank two-way discussion of any and all issues which either may wish to raise.

The results of the questionnaires as well as any issues raised during individual interviews are presented and are discussed at the next regular meeting of the Corporate Governance and Social Responsibility Committee. Based on the outcome of the discussion, the Corporate Governance and Social Responsibility Committee Chair then presents to the Board the Committee’s findings and its recommendations to enhance the performance and effectiveness of the Board and its Committees.

Director Selection

Skills and Experience of Directors

The Corporate Governance and Social Responsibility Committee is responsible for developing, reviewing and monitoring criteria, as well as establishing procedures for selecting directors. The Committee uses the following skills matrix to assist with reviewing the skills and experience of director candidates as well as the Board as a whole.

The skills matrix outlines the desired complement of qualifications, attributes, skills and experience that are important to and necessary for the proper functioning of the Board. The matrix includes industry specific experience and business expertise, such as retail, finance, marketing, manufacturing, supply chain, international business, capital markets, human resources, public board experience, and others. These areas of expertise are intended to dovetail with general qualifications and attributes the Committee seeks in all Board members and candidates, such as high personal and professional ethics and integrity, practical wisdom, senior executive leadership, strategic insight, sound business judgement, a willingness to devote the required amount of time to carry out the duties and responsibilities of Board service, and a willingness to represent the best interests of the Corporation. The skills matrix is reviewed annually by the Corporate Governance and Social Responsibility Committee to reflect its assessment of the Board’s current needs and the Corporation’s strategic priorities.

While the skills matrix is an important tool for the Committee to use to identify skills gaps on the Board and to assist in its search for new candidates, the Committee does not limit itself to considering only the specific areas of expertise or attributes in selecting Board members. The Committee also seeks to achieve a mix of members who represent a broad diversity of backgrounds and perspectives and, in that regard, the Committee may consider other factors, including race, gender, geography, industry experience and personal experience, to ensure that the Board is comprised of a diverse membership.

In addition to the skills matrix, the Committee maintains an evergreen list of potential directors whose skills complement the Board and who are potential candidates to join the Board if the individual is available when an opening arises.

Nomination of Directors

Once the Corporate Governance and Social Responsibility Committee identifies candidates qualified to become Board members, the Committee recommends to the Board such candidates for election at the next annual meeting of shareholders. Before making a recommendation on a new director candidate, however, the Chairman of the Board and different Committee members meet with the candidate to discuss the candidate’s interest and ability to devote the time and commitment required to serve on the Board. In certain circumstances, the Committee may also retain an independent recruiting firm to identify director candidates and fix such firm’s fees and other retention terms.

Board Succession Planning

The Board has adopted a formal retirement policy in order to enable it to engage in a thorough succession planning process. Under this policy, a director would not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her 72nd birthday.

As disclosed in last year’s proxy circular, the Board has been in the process of implementing a succession plan for Richard P. Strubel, who will be retiring from the Board in February 2014, having reached the mandatory retirement age under the Corporation’s retirement policy. In order to ensure a smooth transition, the Board appointed Sheila O’Brien as the new Chair of the Compensation and Human Resources Committee in February 2013. In addition, as a further step in the overall Board succession planning process, which resulted in the appointment of three highly qualified directors in 2009 and 2010, the Board appointed a fourth highly qualified director, Russ Hagey, in November 2013.

Review of Other Commitments

When a director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board, Gildan’s Corporate Governance Guidelines require such director to offer a letter of resignation to the Corporate Governance and Social Responsibility Committee. The Committee will recommend action to be taken regarding the resignation offer, based on the circumstances of retirement, if that is the case, or in the case of a new position, the responsibility and type of position, and industry involved. Directors are encouraged to limit the number of other boards on which they serve. Directors are required to advise the Chairman of the Board and the Corporate Governance and Social Responsibility Committee Chair before accepting an invitation to serve on another public company board.

Director Orientation and Continuing Education

Orientation

The Corporate Governance and Social Responsibility Committee is responsible for developing, monitoring and reviewing the Corporation’s orientation and continuing education programs for directors. New directors are provided with an extensive information package on the Corporation’s business, its strategic and operational business plans, its operating performance, its governance system and its financial position. Also, new directors meet individually with the President and Chief Executive Officer and other senior executives to discuss these matters.

The Board ensures that prospective candidates fully understand the role of the Board and its Committees and the contribution that individual directors are expected to make, including, in particular, the personal commitment that the Corporation expects of its directors.

Continuing Education

The Chairman of the Board, in consultation with the Corporate Governance and Social Responsibility Committee, monitors and reviews the Corporation’s continuing education programs for directors and ensures that Board members have access to education and information on an ongoing basis and as required. To facilitate ongoing education of the Corporation’s directors, the Committee will periodically canvass the directors to determine their training and education needs and interests and arrange trips to various facilities and operations. With the exception of Russ Hagey, who joined the Board in November 2013, each of the current Board members has visited Gildan’s principal manufacturing hub in Honduras and most of the Board members have also visited the Corporation’s manufacturing hub in the Dominican Republic and its retail distribution centre in the Charleston, South Carolina. During these trips, Board members are given the opportunity to interact with local management to gain a better understanding of Gildan’s operations firsthand. Local management make presentations to the Board members on a range of topics that are relevant to the local operations and Board members are taken on extensive tours of the facilities.

The Corporate Governance and Social Responsibility Committee also reviews information on available external educational opportunities and ensures that directors are aware of such opportunities. In order to encourage directors to attend external education sessions, the Corporation reimburses each director up to a predetermined amount each year to cover expenses associated with attendance at such sessions.

In addition, senior management makes regular presentations to the Board and its Committees to educate them and keep them informed of developments within the Corporation’s main areas of business and operations, as well as on key legal, regulatory and industry developments. Directors attend an annual strategic planning meeting, where management presents the Corporation’s long-term strategic plan. Directors are also provided with extensive Board and Board Committee materials at least one week in advance of regularly-scheduled meetings. Directors each receive all Committee materials and are encouraged to attend, and in practice do attend, all Committee meetings, on a non-voting basis, even if they are not a member. Directors also receive periodic updates between Board meetings on matters that affect the Corporation’s business. Finally, Board members have full access to the Corporation’s senior management and employees.

Director and Officer Compensation

Process

The compensation of the directors and senior executives is determined by the Board based on the reviews and recommendations of its Corporate Governance and Social Responsibility and Compensation and Human Resources Committees, respectively. The Board has determined that such compensation realistically reflects the responsibility and risks undertaken by the Corporation’s directors and senior executives and serves to align the interests of the directors and senior executives with the interests of the shareholders of the Corporation. See Section 3.1 entitled “Remuneration of Directors” in this Circular for information about the compensation received by Outside Directors and Section 3.2 entitled “Compensation of Senior Executives” for information about the compensation received by the Named Executive Officers.

Compensation Consultant

During fiscal 2013, the Compensation and Human Resources Committee retained the services of Mercer to conduct an executive compensation review, which included reviews of the compensation of the NEOs, as well as a review of short-term and long-term incentive plan performance measures. Mercer also provided ad hoc analytical and advisory support on other matters relating to executive compensation. Fees paid to Mercer for executive compensation-related services and all other services provided during fiscal 2013 and 2012 are disclosed in the Circular in Section 3.2.1.2 entitled “Compensation Consultant”.

The mandate of the Compensation and Human Resources Committee requires that all services provided to the Corporation by Mercer (or any other independent firm retained by the Committee) must be pre-approved by the Committee so as to ensure that Mercer’s objectivity as advisor to the Committee is not compromised.

Audit Committee Disclosure

The CSA Audit Committee Rules require issuers to include the mandate of their audit committees and disclose information with respect to the composition, education and experience of the members of their audit committee, as well as fees paid to external auditors in the annual information form. For more information regarding Gildan’s Audit and Finance Committee, please refer to the Section entitled “Audit Committee Disclosure” of the Annual Information Form of the Corporation dated November 26, 2013 available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Corporation.

Risk Management

Effective risk oversight is an important priority for the Board. The Board has implemented a risk governance framework to:

  understand critical risks in the Corporation’s business and strategy;

  allocate responsibilities for risk oversight among the full Board and its Committees;

  oversee the systems in place to identify and manage business risks and opportunities; and

  foster an appropriate culture of risk awareness.

The Board implements its risk oversight function both as a whole and through its Committees. The Audit and Finance Committee oversees both the processes in place to identify business risks and opportunities and the implementation of processes to manage such risks and opportunities. The Committee also oversees risks related to the Corporation’s financial statements, the financial reporting process and accounting matters. Similarly, the Compensation and Human Resources Committee oversees risk identification and management in relation to compensation policies and, on an annual basis, identifies and assesses the risks associated with each component of the senior executives’ global compensation. Finally, the Corporate Governance and Social Responsibility Committee monitors compliance with the Corporation’s policies and practices relating to business ethics, including the Code of Ethics.

While the Board oversees risk management, it is Gildan’s management that is charged with managing risk. Management has implemented a formal enterprise risk management program that is designed to identify and manage the Corporation’s key risks on an ongoing basis. The Audit and Finance Committee receives regular updates from management on its risk management process and initiatives. In addition, once a year, management presents to the Board, in connection with its long-term strategic plan, an analysis of each of the key risks that could increase the variability of the plan.

CEO and Executive Succession Planning

The Board of Directors, in collaboration with the Compensation and Human Resources Committee, oversees the Corporation’s talent management process, which includes succession planning for the Chief Executive Officer and the other key management positions. The Board formally addresses succession planning at least once a year during a private session with the President and Chief Executive Officer. At the meeting, the President and Chief Executive Officer presents to the Board his succession plan, as well as the succession plans of each of the executive officers. The Board assesses whether there is a readiness to fill potential vacancies with qualified people by discussing the qualifications required for the key positions, the competencies and development considerations for each potential successor candidate, and the performance of individual executives in their current roles.

* * * * * * *

SCHEDULE “B”

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) is responsible for the supervision of the management of the Corporation’s business and affairs, with the objective of increasing shareholder value.

Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management’s performance.

In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interest of the Corporation.

Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in the Board decisions.

From time to time, the Board may formally adopt and review mandates for its committees and may, in addition, delegate certain tasks to its committees. However, such mandates and delegation of tasks do not relieve the Board of its overall responsibilities.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation, rules and regulations and the Corporation’s Articles and By-laws.

1.	Membership and Quorum

The Board is composed of a minimum of 5 and a maximum of 12 members. The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.

The quorum at any meeting of the Board is a majority of directors in office.

2.	Frequency of Meetings

•	at least four times a year and as necessary.

3.	Mandate

The responsibilities of the Board include the following:

(a)	With respect to strategic planning

•	approving the Corporation’s long-term strategy, taking into account, amongst other matters, business opportunities and risks;

•	approving and monitoring the implementation of the Corporation’s annual business plan;

•	approving the Corporation’s annual operating and capital budgets;

•	advising management on strategic issues.

(b)	With respect to human resources and performance assessment

•	choosing the Chief Executive Officer (“CEO”) and approving the appointment of other senior officers of the Corporation;

•	approving the CEO’s corporate objectives;

•

monitoring and assessing the performance of the CEO and of the other senior officers of the Corporation and approving their compensation, taking into consideration Board expectations and fixed objectives;

•

overseeing measures to tie an appropriate portion of the CEO’s and the other officers’ compensation to both the short and longer-term performance of the Corporation, taking into account advantages and risks associated with different compensation methods;

•	overseeing the processes for the recruitment, training, development and retention of executives who exhibit high standards of integrity as well as competence;

•	monitoring management and Board succession planning process;

•	monitoring the size and composition of the Board and its committees based on competencies, skills and personal qualities sought in Board members;

•	approving the list of Board nominees for election by shareholders.

(c)	With respect to financial matters and internal control

•	monitoring the integrity and quality of the Corporation’s financial statements and other documents providing financial information and the appropriateness of their disclosure;

•	overseeing the external auditors’ independence and qualifications;

•

reviewing and approving the general content of, and the Audit and Finance Committee’s report on the financial aspects of, the Corporation’s Annual Information Form, Annual Report, Management Proxy Circular, Management’s Discussion and Analysis, prospectuses, offering memoranda, Forms 6-K (including Supplemental Disclosure) and 40-F, and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

•	overseeing the performance of the Corporation’s internal audit functions;

•

approving the issue of securities and, subject to the schedule of authority of the Corporation, any transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures;

•	reviewing the Corporation’s plans for the purchase of cotton;

•	determining dividend policies and procedures and, if appropriate, declaring dividends;

•	overseeing the systems in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

•	monitoring the Corporation’s internal control and management information systems;

•	monitoring the Corporation’s compliance with applicable legal and regulatory requirements;

•	reviewing the Corporation’s disclosure policy on a regular basis and monitoring the Corporation’s communications with analysts, investors, the media and the public.

(d)	With respect to corporate governance matters

•	taking reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation;

•	reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board;

•	reviewing, where appropriate, measures for receiving shareholder feedback, and the adequate public disclosure of these measures;

•

adopting and reviewing, on a regular basis, the Corporation’s Code of Ethics and Code of Conduct (the “Codes”), and such other policies as may be approved by the Board from time to time (the “Policies”), monitoring compliance with the Codes and the Policies, approving any waiver from compliance with the Codes or the Policies for directors and officers and the appropriate disclosure of any such waiver;

•	overseeing the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors;

•	adopting and reviewing orientation and continuing education programs for directors.

(e)	With respect to environmental and social responsibility practices

•	monitoring and reviewing, as appropriate, the Corporation’s environmental and social responsibility practices.

4.	Method of Operation

•	meetings of the Board are held at least quarterly, and as required; in addition, a special meeting of the Board is held every year to review the Corporation’s long-term strategic plan;

•

the Chairman of the Board sets the agenda for each meeting of the Board in consultation with the CEO, the Chief Financial Officer, the Corporate Secretary and the independent directors. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board;

•

independent directors meet without management and other non-independent directors present, under the oversight of the Chairman of the Board, at each regularly- scheduled and special meeting of the Board;

•	in addition to attending all meetings of the Board and the committees on which they sit, directors are encouraged to attend other committee meetings;

•	the Board evaluates the adequacy of its mandate on an annual basis;

•

the Corporate Governance and Social Responsibility Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

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SCHEDULE “C”

LONG-TERM INCENTIVE PLAN

The LTIP was first implemented in 1998 for the grant of Options and was subsequently amended to, among others, allow the Board of Directors to grant Treasury RSUs and Non-Treasury RSUs to senior executives and key employees of the Corporation and its subsidiaries in order to encourage them to work toward, and participate in, the growth and development of the Corporation and to assist the Corporation in attracting, retaining and motivating its senior executives and key employees. The LTIP is administered by the Board of Directors, which has delegated responsibilities to the Compensation and Human Resources Committee.

A total of 6,000,316 Common Shares have been reserved for issuance pursuant to the exercise of Options and the vesting of Treasury RSUs granted pursuant to the LTIP (the “Total Reserve”). Should further Common Shares become available under the LTIP as a result of the expiry or termination of Options or Treasury RSUs, such shares will then be available for issuance upon the exercise of Options or the vesting of Treasury RSUs, the whole without increasing the Total Reserve. As at December 12, 2013, the Total Reserve represents 4.9% of the issued and outstanding Common Shares of the Corporation. Of the Total Reserve, 1,965,149 Common Shares remain available for grants of Options and Treasury RSUs as at December 12, 2013.

Options

Options entitle the holder thereof to subscribe for Common Shares on the terms set forth in the LTIP. The exercise price payable for each Common Share covered by an Option is determined by the Board of Directors at the date of the grant, but may not be less than the higher of the closing prices of the Common Shares on the TSX and the NYSE on the trading day immediately preceding the effective date of the grant. Options must be exercised during a period established by the Board of Directors, which may not be longer than ten years from the date of the grant, unless the expiry date falls within a blackout period (a period self-imposed by the Corporation during which directors, officers and certain employees cannot trade the securities of the Corporation) or within ten days after the end of such blackout period, in which case the period for exercising Options is extended for a maximum of ten business days. As at December 12, 2013, an aggregate of 1,202,703 Options are outstanding, representing 1% of the issued and outstanding Common Shares of the Corporation.

Treasury RSUs

Treasury RSUs represent the right of an individual to whom a grant of such units is made to receive Common Shares on the vesting date. At the end of the vesting period, which is a maximum of ten years, the Common Shares to which a holder of Treasury RSUs is entitled will be issued from treasury, subject to the Total Reserve. The Board of Directors has discretion to establish the date on which Treasury RSUs are granted, the date on which the award is fully vested and other particulars applicable to such an award, subject to limiting to 5% of the Total Reserve grants of Treasury RSUs without any minimum vesting periods, if any. As at December 12, 2013, an aggregate of 751,635 Treasury RSUs are outstanding, representing 0.6% of the issued and outstanding Common Shares of the Corporation.

Non-Treasury RSUs

Non-Treasury RSUs have the same features as Treasury RSUs, except that (i) their vesting period is a maximum of three years and (ii) at the end of the vesting period, the Corporation will direct a third party broker to deliver to the Non-Treasury RSU holder the number of Common Shares represented by such vested award purchased on the secondary market and/or pay to the Non-Treasury RSU holder an amount in cash in lieu of Common Shares calculated using the average of the closing prices of the Common Shares on the TSX for the five trading days immediately preceding the vesting date. No Common Shares are issued from treasury under such awards and they are therefore non-dilutive. As at December 12, 2013, an aggregate of 612,856 Non-Treasury RSUs are outstanding.

Other LTIP Features

The LTIP provides that (i) the number of Common Shares issuable pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Corporation’s other share compensation plans and arrangements, may not, at any time, exceed 10% of the Common Shares issued and outstanding in the case of insiders of the Corporation or 20% of the Total Reserve in the case of any one person, and (ii) the number of Common Shares issued pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Corporation’s other share compensation plans and arrangements, may not, in any one year period, exceed 10% of the Common Shares issued and outstanding in the case of insiders of the Corporation or 20% of the Total Reserve in the case of any one person.

The terms of the LTIP also provide that, unless otherwise determined by the Board of Directors, Options, Treasury and Non-Treasury RSUs granted pursuant to the LTIP will vest or expire early as follows:

Treasury and Non-Treasury RSUs
Reason for Termination	Options	Portion Subject to Performance Objectives(2)	Portion Not Subject to Performance Objectives
Dismissal for Cause	Immediate expiry.	Immediate expiry.	Immediate expiry.
Resignation	Options exercisable at such date may be exercised within a period of 60 days thereafter.	Immediate expiry.	Immediate expiry.
Dismissal Without Cause	Options exercisable at such date may be exercised within a period of 60 days thereafter.	Immediate expiry.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of dismissal on the duration of the original vesting period.

Death	Options exercisable at such date may be exercised within a period of 12 months thereafter.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of death on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the date of death.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of death on the duration of the original vesting period.

Permanent Disability	Options exercisable at such date may be exercised within a period of 12 months thereafter.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of termination due to permanent disability on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the end of the original vesting period.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of termination due to permanent disability on the duration of the original vesting period.

Treasury and Non-Treasury RSUs
Reason for Termination	Options	Portion Subject to Performance Objectives(2)	Portion Not Subject to Performance Objectives
Retirement	Options exercisable at such date may be exercised within a period of 12 months thereafter.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the end of the original vesting period.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period.

(1)	Or, in the case of Non-Treasury RSUs, at the Corporation’s option, the cash equivalent.

(2)	This portion of an award will expire on the vesting date if the performance objectives have not been attained.

In addition, upon the occurrence of a transaction that would result in a change of control, as defined in the LTIP, no outstanding Options, Treasury RSUs and Non-Treasury RSUs will become exercisable or will vest, respectively, as of the date of the change of control, unless otherwise determined by the Board of Directors prior to the occurrence thereof. The LTIP further provides that Options, Treasury RSUs and Non-Treasury RSUs are not assignable, other than to a legal representative in the case of a participant’s death or permanent disability.

The Board of Directors may also, at any time, amend, suspend or terminate the LTIP, or any Option, Treasury RSU or Non-Treasury RSU granted thereunder, provided that no such amendment, suspension or termination may be made without regulatory approval, if required, and/or without the consent of the holders of such awards where such amendment, suspension or termination would alter or impair their rights.

The LTIP further provides that the Board of Directors may amend the LTIP, Options and RSU awards, in certain circumstances, provided that no amendment may (i) be made without obtaining any required regulatory or shareholder approvals or (ii) adversely affect the rights of any holder of Options or RSUs at the time of such amendment without the consent of such holder of Options or RSUs. The LTIP allows the Board of Directors to make the following amendments without shareholder approval:

(i)	an amendment to accelerate the time of exercise of outstanding Options or the time of vesting of a RSU award;

(ii)	an amendment to postpone the expiry date of an Option or the vesting date of a RSU award, provided that no Option or RSU award may be extended beyond its original expiry date;

(iii)

any changes or corrections to the LTIP which, in the opinion of the Board of Directors, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, or to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements; and

(iv)	suspending or terminating the LTIP.

Shareholder approval is required for certain other amendments, such as:

(i)	an amendment to increase the maximum number of Common Shares for which Options or Treasury RSUs may be granted under the LTIP;

(ii)	an amendment to reduce the exercise price with respect to an Option or cancel and reissue Options to the same participant;

(iii)	an amendment to extend the term of Options or RSU awards granted under the LTIP beyond their original expiry date;

(iv)	a change to the class of persons eligible for grants of Options or RSUs under the LTIP; and

(v)	an amendment to the LTIP to allow Options or RSUs to become transferable or assignable other than what is already allowed under the LTIP.

Finally, in furtherance of Canadian tax legislation that requires employers to make withholdings in respect of certain cash and non-cash benefits, such as employee stock options and restricted share units, the LTIP provides the Corporation with the authority to take all steps deemed necessary to ensure that it complies with its withholding obligations at the time an LTIP participant exercises Options or receives cash and/or Common Shares further to the vesting of RSUs.

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SCHEDULE “D”

RESOLUTION

RENEWAL OF THE SHAREHOLDER RIGHTS PLAN

RESOLVED:

THAT the Shareholder Rights Plan evidenced by the Shareholder Rights Plan Agreement entered into between the Corporation and Computershare Investor Services Inc., as Rights Agent, dated December 1, 2010, be, and it is renewed, for a period ending on the close of business on the date on which the annual meeting of the shareholders of the Corporation is held in 2017, as substantially described in the management proxy circular of the Corporation dated the close of business on the date on which the annual meeting of the shareholders of the Corporation is held in 2017;

THAT any officer or director of the Corporation be, and each is hereby, authorized and directed, for and on behalf of the Corporation, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all securities laws and regulations; and

THAT the Board of Directors of the Corporation be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution.

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SCHEDULE “E”

RESOLUTION

ADVISORY VOTE ON EXECUTIVE COMPENSATION

RESOLVED:

THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Corporation’s Management Proxy Circular dated December 12, 2013 delivered in advance of the annual meeting of shareholders of the Corporation on February 6, 2014.

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